SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

December 21, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated November 17, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated November 21, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated November 21, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated November 24, 2005 (Attached hereto as Exhibit A-4)
(5) Press release dated November 29, 2005 (Attached hereto as Exhibit A-5)
(6) Press release dated November 30, 2005 (Attached hereto as Exhibit A-6)
(7) Press release dated November 30, 2005 (Attached hereto as Exhibit A-7)
(8) Press release dated November 30, 2005 (Attached hereto as Exhibit A-8)
(9) Press release dated December 8, 2005 (Attached hereto as Exhibit A-9)
(10) Press release dated December 20, 2005 (Attached hereto as Exhibit A-10)

B. Japanese Language Documents

(1) Press release dated November 17, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated November 21, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated November 21, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated November 24, 2005
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated November 29, 2005
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated November 30, 2005
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated November 30, 2005
(English Translation attached hereto as Exhibit B-7, the same as A-7)

(8) Press release dated November 30, 2005

(English Translation attached hereto as Exhibit B-8, the same as A-8)

(9) Press release dated December 8, 2005

(English Translation attached hereto as Exhibit B-9, the same as A-9)

(10) Press release dated December 20, 2005

(English Translation attached hereto as Exhibit B-10, the same as A-10)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

Exhibit A-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Strengthens Investor Relations

Tokyo (Thursday, November 17, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that as part of Shinsei Bank's continuous efforts to provide clear and transparent information to the markets and public on its strategy, activities and performance, the Bank is boosting its Investor Relations ("IR") efforts by adding two senior staff to this function. Kazuko Noritomi and Alexander de Laiglesia have been appointed to co-head the Investor Relations Department within the Corporate Communications Division.

Kazuko Noritomi, who has been hired to run the domestic IR function, has over 25 years experience in the Japanese securities, investment management and financial market research industries. Alexander de Laiglesia, responsible for international IR, has over 25 years experience in banking, having worked in various international financial institutions including, most recently, Shinsei's Retail Banking Group, and also brings valuable IR experience from his time as Investor Relations Officer at a leading European Bank.

IR Contact Information:

Shinsei Bank, Limited
Investor Relations, Corporate Communications Division ("CCD")
Tel: +81-3-5511-5013, Fax: +81-3-5511-5505

Kazumi Kojima	Managing Executive Officer, Head of CCD, Kazumi.Kojima@shinseibank.com
Kazuko Noritomi	General Manager, Investor Relations, CCD Kazuko.Noritomi@shinseibank.com
Alexander de Laiglesia	General Manager, Investor Relations, CCD Alex.deLaiglesia@shinseibank.com
Yasuhiro Fujiki	Manager, Investor Relations, CCD Yasuhiro.Fujiki@shinseibank.com
Akihiko Kayaoka	Manager, Investor Relations, CCD Akihiko.Kayaoka@shinseibank.com

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Exhibit A-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Commencement of Multi-Seller Whole Business Securitization Programme

Tokyo (Monday, November 21, 2005)---Shinsei Bank, Limited ("Shinsei Bank") has set up a Securitization Programme named "Arcade Funding" based on operating cash flows from pachinko parlors. Shinsei Bank has concluded an agreement with Daiei Company ("Daiei"), the seventh largest pachinko operator in the country, to act as the inaugural issuer under the programme with a securitization financing of 25 billion yen. "Arcade Funding" represents the first multi-seller whole-business securitization programme to be created by a Japanese bank.

Whole Business Securitization ("WBS") is one of the latest securitization techniques, which ultimately relies on the continuity of future business cash flows rather than the resolution value of underlying collateral assets. In other markets WBS has been found to be particularly well-suited to industries with stable cashflows and many small-to-medium participants. Based on its domestic and international securitization experience Shinsei concluded that the pachinko business which creates stable cash flow would be suitable for the first WBS. In the first transaction arranged for Daiei, Shinsei will segregate the operating cash flow from approximately 17 parlors into a structure whose credit rating will be higher than Daiei's stand-alone corporate credit rating. (Attachment)

As Shinsei successfully developed a multi-seller mortgage-backed securities repackaging programme in 2003, called Hydra Series, it intends to apply the same methodology to the pachinko industry, in which Shinsei will arrange WBS for multiple operators and hold the resulting securities in its own investment account with the objective of combining them into a larger multi-issuer pachinko WBS. This programme will provide investors with greater diversification, lower operator risk and access to a new investment opportunity at an appropriate time.

Since WBS does not rely solely on disposal of the underlying property collateral but on operating cash from businesses to service WBS debt financing, as long as an operator creates sufficiently stable cash flows it will enable operators to raise bigger financing amounts in comparison with traditional real-estate backed lending techniques. In addition, by taking a multi-issuer approach, "Arcade Funding" will make it possible for small-to-medium scale operators to acquire access to funding in the capital markets.

Shinsei expects that WBS of hospitals and nursing homes will develop as follow-on businesses to "Arcade Funding" in the near future. Shinsei believes those efforts will contribute to the further expansion of Japan's capital market and provide attractive investment opportunities for its customers.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka, Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505

(Attachment)

Arcade Funding : 1st Issuance



Tokumei Kumiai Investment *
Lease of Land & Buildings
Daiei Company
Selected Parlors
Recourse Loan
Tokumei Kumiai Investment *
SPC1
Non-Recourse Loan
25 billion yen
Shinsei Bank
(Arcade Funding Programme)
SPC2
Lease of Land & Buildings

* Tokumei Kumiai Investment: investment in anonymous association

Exhibit A-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Monday, November 21, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change:

1. Organizational Change
Active Credit Portfolio Management Division shall be established in the Institutional Banking Group. The Division shall be engaged in analyzing the Bank's asset portfolios, and will formulate and execute strategies to rebalance and optimize the risk/return.

2. Effective Date
November 24, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Exhibit A-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Starts Winter Bonus Campaign

- "Powered One Plus" Yen Time Deposit to Increase Interest Rate -

Tokyo (Thursday, November 24, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the start of Winter Bonus Campaign.

1. "Powered One Plus" Yen Time Deposit: offer extended and interest rate increased

As part of the "Winter Bonus Campaign," effective November 25, Shinsei Bank will increase the applicable interest rate and extend the offer period for "Powered One Plus (Extendible Yen Time Deposit, 5 or 10 year maturity)" from November 30 to December 30. Moreover, the current offering of bonus interest (1 month worth of 1.5% p.a. bonus interest) applicable to deposits exceeding a threshold principal amount will also be extended to December 30.

Outline of the increase in applicable interest rate for "Powered One Plus" Yen Time Deposit

		Initial deposit 5 years	(If Shinsei Bank decides to extend the term to ten years) Effective the 6th year
Applicable interest rate	Before change	1.1% p.a. (0.88% p.a. after tax)	1.25% p.a. (1.0% p.a. after tax)
	After change	**1.25% p.a. (1.0% p.a. after tax)**	**1.30% p.a. (1.04% p.a. after tax)**
Minimum Deposit		Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of November 25, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop handling this product, even during the campaign.
* 1 month worth of 1.5% p.a. bonus interest (1-month calculation period: 1-year interest divided by 12) will be paid subsequently for purchases worth 3,000,000 yen or more online or via the Call Center, or purchases worth 5,000,000 yen or more at the Branches.
  For example, bonus interest of 10,000 yen (after tax) will be paid, if customer deposits 10,000,000 yen.

2. "Enjoy Your Second Life Campaign"

From December 1 to December 30, customers who are 50 years old or older and who purchase a certain amount of financial products eligible for the campaign, such as investment trusts and foreign currency deposits, will be granted shopping vouchers (the first 1,000 eligible customers who conducted transactions at branches) or a cash back service (the first 500 eligible customers who conducted transactions via the Internet). (Please see Attachment.)

3. "'Powered Teiki Plus' Present Campaign"

From November 21 to December 30, customers who purchase Powered Teiki Plus will subsequently receive 1 month worth of 6.0% p.a. bonus interest. (Please see Attachment.)

Under the brand concept "Color your life," Shinsei Bank endeavors to offer services and products which meet the various needs of our customers.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the

banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*

(Attachment)

Shinsei Bank "Winter Bonus Campaign"

1. <u>"Powered One Plus" offer extended and interest rate increased</u>

Period: From November 25 to December 30, 2005

Contents: Effective November 25, 2005, the applicable interest rate will be increased, and offering of "Powered One Plus" will be extended from November 30 to December 30. The current offering of bonus interest (1 month worth of 1.5% p.a. bonus interest) applicable to deposits exceeding a threshold principal amount will also be extended to December 30.

		Initial deposit 5 years	(If Shinsei Bank decides to extend the term to ten years) Effective the 6th year
Applicable interest rate	Before change	1.1% p.a. (0.88% p.a. after tax)	1.25% p.a. (1.0% p.a. after tax)
	After change	**1.25% p.a. (1.0% p.a. after tax)**	**1.30% p.a. (1.04% p.a. after tax)**
Minimum Deposit		Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

- * Interest rate is as of November 25, before 20% separate withholding tax.
- * Depending on market conditions, etc., Shinsei Bank may stop handling this product, even during the campaign.
- * 1 month worth of 1.5% p.a. bonus interest (1-month calculation period, 1-year interest divided by 12) will be paid after about a month for purchases worth 3,000,000 yen or more online or via the Call Center, or purchases worth 5,000,000 yen or more at the Branches.
  For example, bonus interest of 10,000 yen (after tax) will be paid, if customer deposits 10,000,000 yen.

2. <u>"Enjoy Your Second Life Campaign"</u>

Period: From December 1 to December 30, 2005

(Even during this period, the campaign terminates when the number of eligible customers reaches the predetermined ceiling.)

Conditions: Customers 50 years old or older as of the application date

(Only one opportunity for each customer.)

(1) Branch

Eligible products: Investment trusts (except "Daido MMF"), "*PowerChance*," "*PowerLink* 225," "Dual Currency Time Deposit - 3-year or 5-year Yen Deposit (Corresponding to US Dollar)"

Contents:

Aggregate eligible product purchase amount	"JTB NICE SHOP" vouchers present
5 million yen or more but not exceeding 10 million yen	vouchers worth 5,000 yen
10 million yen or more	vouchers worth 10,000 yen

* Limited to the first 1,000 eligible customers.

(2) Internet Banking (Shinsei *PowerDirect*)

Eligible products: Foreign currency time deposits, investment trusts (except "Daido MMF")

Contents:

Aggregate eligible product purchase amount	Cash back service
5 million yen or more but not exceeding 10 million yen	5,000 yen
10 million yen or more	10,000 yen

* Limited to the first 500 eligible customers.

3. "'Powered Teiki Plus' Present Campaign"

Period: From November 21 to December 30, 2005

Contents: During the campaign period, purchase "Powered Teiki Plus" - high interest, special long-term time deposit based on initial yen investment - and bonus interest* will be subsequently granted. For example, if you deposit 10,000,000 yen, you will receive 40,000 yen (after tax).

* Bonus interest

Bonus interest, in addition to the ordinarily applicable interest rate, 6.0% p.a. (4.8% p.a. after tax) will be applied for 1 month until 1 day prior to the corresponding day 1 month after the deposit date. This bonus interest, being one-twelfth of the one-year interest, will be paid on a prescribed date occurring around 1 month later.

Exhibit A-5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Conclusion of a Letter of Understanding Regarding the Assignment of Shinsei Sales Finance Stocks

Tokyo (Tuesday, November 29, 2005)--- Shinsei Bank, Limited ("Shinsei Bank") has determined at its Management Committee Meeting today to sign a letter of understanding with APLUS Co., Ltd. ("APLUS", a subsidiary of Shinsei Bank) with respect to assignment of the entire shares of Shinsei Sales Finance Co., Ltd. ("Shinsei Sales Finance", wholly owned subsidiary of Shinsei Bank). Based on the agreement set forth in the letter, Shinsei Bank shall determine detailed conditions with APLUS, and plans to complete the assignment in March 2006. This assignment will be conditional on authorization of Shinsei Bank's Board of Directors meeting.

1. Reason for the conclusion of the letter
   APLUS actively conducts business development focusing on shopping credit business as Shinsei Bank's core consumer and commercial finance group company, and leads efforts in expanding the corporate value of Shinsei Bank Group.
   Shinsei Bank believes that it is appropriate to sign a letter of understanding and turn Shinsei Sales Finance into a whole subsidiary of Shinsei Bank by transferring the 100% shares currently held by Shinsei Bank in order to improve efficiency of this retail shopping credit business, which is one of the main consumer and commercial finance businesses of Shinsei Bank Group.

2. Overview of Shinsei Sales Finance
   Please refer to the attached table.

3. Shareholding status before and after the assignment
   (1) Number of shares held by Shinsei Bank before assignment: 60,200 shares
   (2) Number of shares to be transferred to APLUS: All shares (60,200 shares)
   (3) Number of shares held by Shinsei Bank after the assignment: 0 share

4. Future plans
   APLUS plans to improve the efficiency of the business through an assignment of business or of receivables after the assignment of shares.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment

【Overview of Shinsei Sales Finance】

Company Name	Shinsei Sales Finance Co., Ltd.
Representative	President and Representative Director, Masahiro Hirai
Address	1-8, Uchisaiwaicho, 2-Chome, Chiyoda-ku, Tokyo 100-8501
Establishment	August 1986 (As Teijin Finance Limited)
Capitalization	350 million yen
Shareholder	Shinsei Bank, Limited (100%)
Operating Revenue	2,808 million yen (Fiscal year ended March 2005)
Operating Loss	1,172 million yen (Fiscal year ended March 2005)
Gross Assets	39,387 million yen (March 2005)
Main Business	Shopping credit

Exhibit A-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Expand ATM Network and Become the Largest in Tokyo Metro

Tokyo (Wednesday, November 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will install additional ATMs in Tokyo Metro stations over the period of December this year through March 2006. With the completion of the plan, Shinsei Bank will have a total of 55 machines at 30 stations, forming the largest ATM network for Tokyo Metro.

Shinsei Bank began to install its ATMs at the major stations of Tokyo Metro in March this year, and so far installed a total of 30 ATMs at 18 stations as of October under its "first stage" plan. The Bank will install another 25 ATMs at 12 stations under its "second stage" plan. On December 1, two ATMs will each be installed at the three stations, Nishi-shinjuku, Nakano-sakaue and Waseda and one ATM at Tameike-sanno.

ATMs of Tokyo Metro Stations will operate 365 days a year during station opening hours. Cards available for Shinsei ATMs include Shinsei *PowerFlex* cash card (free ATM services at all times), partner financial institutions' cash cards including major Japanese city banks and Japan Post (available only during alliance system operating hours), and selected credit cards (APLUS, JCB, VISA Japan, Credit Saison, among others).

Shinsei Bank has been installing additional ATMs, offering 24-hour free ATM service and other services for greater advantage of customers using its bank accounts. The Bank will continue to expand its ATM network at highly convenient locations including railway stations, commercial complexes and airports.

With the brand concept "Color your life," Shinsei Bank aims to see customers' life become richer and more colorful, by offering convenient and highly value-added products/services that are well suited to customers' needs.

Projected ATM installation

Second stage plan: December 2005 to March 2006 (a total of 25 ATMs are planned at 12 stations)

<u>Projected installation on December 1</u>

- Marunouchi Line: Nishi-shinjuku (2) and Nakano-sakaue (2) stations
- Tozai Line: Waseda station (2)
- Namboku Line: Tameike-sanno station (1)

First stage plan: March to October 2005 (30 ATMs installed at 18 stations)

- Ginza Line: Tameike-sanno station (1)
- Marunouchi Line: Akasaka-mitsuke (1), Shinjuku-sanchome(2), Ogikubo(2), Myogadani(2) stations
- Hibiya Line: Ningyocho station (2)
- Tozai Line: Minami-gyotoku (2), Urayasu (2), Kiba (2), Otemachi (1), Takadanobaba (2) stations
- Chiyoda Line: Nogizaka (2), Otemachi (1), Kokkai-gijidomae (1) stations
- Hanzomon Line: Aoyama-itchome (2), Otemachi (2) stations
- Namboku Line: Oji (2), Tameike-sanno (1) stations

* Numbers in brackets are ATM numbers. Number of stations is added if the Lines are different.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces First Half Fiscal Year 2005 Financial Results

Tokyo (Wednesday, November 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced its full financial results for the first half of fiscal year (FY) 2005 ended September 30, 2005 and dividend payments as approved by the Board of Directors today. (Shinsei reported an advance of these results on November 8, 2005).

First Half FY2005 Financial Highlights [(1)]

(all figures compared to first half of FY2004)

- Consolidated revenue grew 79.2% to 130.5 billion yen [(1)].
- Consolidated ordinary business profit increased 85.9% to 63.8 billion yen [(1)].
- Consolidated net income totaled 37.7 billion yen, 3.0 billion yen lower than the same period last year due to inclusion of 12.8 billion yen (net) of amortized acquired goodwill and intangible assets.
- Diluted net income per share was 18.71 yen.
- Consolidated cash basis net income increased 24.0% to 50.5 billion yen.
- Cash basis diluted net income per share was 25.08 yen, up 18.6% or 3.92 yen.
- Expense to revenue ratio improved to 51.1% from 52.8% [(1)].
- Non-performing loans decreased 27.7 billion yen to 46.1 billion yen (non-consolidated) as of September 30, 2005 representing 1.16% of total claims outstanding.
- Interim dividend of 1.48 yen per common share.

Note : [(1)] Management Accounting basis

First Half FY2005 Business Highlights

- Shinsei Bank entered into a joint venture – Servicegesellschaft Kreditmanagement GmbH - with NORD/LB, WestLB AG and J.C.Flowers & Co.,LLC for the work-out of non-performing loans. This becomes the first public sector banking company in Germany to offer purchase, restructuring and liquidation of non-performing loans.
- Shinsei Bank, in an alliance with Rakuten Securities Inc., launched a new online securities brokerage agent service which allows Shinsei Bank's retail banking customers to buy and sell shares in a Rakuten Securities account through Shinsei *PowerDirect*.

- Shinsei Bank and Credit Suisse Life concluded an agency agreement to launch a new variable annuity product via the internet.
- Growing number of Shinsei Bank's ATMs now accept Cirrus, MasterCard, VISA and Maestro cards issued overseas. In addition to cards issued by PLUS, VISA International and VISA Electron, Shinsei Bank's ATMs are now able to accept about two-billion cards issued worldwide.
- In May 2005, THOMSON DealWatch awarded Shinsei Bank and Shinsei Securities the "Commercial Mortgage-backed Securities Deal of the Year" for 2004 for the securitization of non-recourse loan extended to Mizuho Bank, Ltd., Head Office and Otemachi Financial Center.
- Shinsei Bank was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the 2nd consecutive year.
- Fitch Ratings upgraded Shinsei Bank and Shinsei Trust to long-term BBB+ from BBB.
- Shinsei Bank became one of the component stocks of the "Nikkei 225" – Japan's most widely followed equity index.

1. Income Statement

Shinsei Bank reported consolidated revenue of 130.5 billion yen for the first half of fiscal 2005, an increase of 57.6 billion yen or 79.2% from the first half of fiscal 2004. Net yield on interest earning assets and fees and commissions grew in all key areas resulting in strong overall revenue growth.

Net revenue on interest earning assets, comprising net interest income, net margin on leases and installment receivables, increased by 37.2 billion yen to 63.7 billion yen for the first half of FY2005 as compared to the same period last year. Net yield on interest earning assets increased by 0.86% for the first half FY2005 to 1.95% from 1.09% during the same period in fiscal 2004. Total revenue from interest earning assets increased to 84.9 billion yen for the first half FY2005 from 42.6 billion a year ago. Higher yields on interest earning assets accounted for 65% of the increase in total revenue, with higher average balances accounting for the remainder. The increase in yields and average balances was primarily due to addition of APLUS and Showa Leasing to the consolidated totals and the inclusion of leases and installment receivables in interest earning assets. Interest expense for the first half of FY2005 increased by 5.0 billion yen to 21.2 billion yen. Higher interest bearing liability balances accounted for about 81% of the increase in interest expense while higher yields accounted for the remaining 19%. The increase in interest bearing liability balances primarily resulted from the inclusion of APLUS and Showa Leasing bank borrowings.

Non-interest income grew 42.9 billion yen to 90.4 billion yen. This significant rise is partly driven by fees on installment shopping credit, credit cards, guarantees and other financing from newly acquired APLUS customers, fees from institutional customers from non-recourse real estate

finance and securitizations and commissions on sales of asset management products to retail and high net worth customers.

General and administrative expenses increased by 28.1 billion yen to 66.6 billion yen in the first half of fiscal 2005 mainly due to the inclusion of APLUS and Showa Leasing. This expense increase was partly offset by continual expense rationalization across all businesses. During the first half, Shinsei Bank's expense to revenue ratio improved to 51.1% from 52.8% in the first half of FY2004.

Net credit costs for the first half were 14.5 billion yen, as compared to net credit recoveries of 10.6 billion yen for the same period a year ago. The net credit recoveries during the first half last year were primarily attributable to reduction in the historical default ratio due to improvement in overall asset quality. The net credit costs in the first half of this fiscal year mainly relate to net credit costs in APLUS and Showa leasing.

Consolidated net income for the period was 37.7 billion yen, as compared to 40.7 billion yen for the same period last year. The first half of this fiscal year included 12.8 billion yen of amortized acquired goodwill and intangible assets, net of tax benefit related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for the six months ended September 30, 2005 was 18.71 yen.

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. For the first half of fiscal 2005, consolidated cash basis net income was 50.5 billion yen, an increase of 24.0% as compared to the same period last year. Cash basis diluted net income per share for the first half of fiscal 2005 was 25.08 yen, an increase of 3.92 yen or 18.6%, as compared to the same period last year.

On a non-consolidated basis, Shinsei Bank earned first half FY2005 net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) of 34.2 billion yen and non-consolidated net income after tax of 39.1 billion yen.

2. Business Line Results

Shinsei Bank continued to focus on its product offerings to its three business lines – Institutional Banking, Consumer and Commercial Finance and Retail Banking. All three businesses grew

revenue in the first half in line with Shinsei Bank's customer-focused, solution driven business model.

Institutional Banking

The Institutional Banking business is benefiting from carrying out its "solution banking" approach and bringing investment banking services and expertise to the target customer base quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise. The business generated revenue of 52.6 billion yen in the first half of this fiscal year – an increase of 3.0 billion yen or 6.2% from the same period the previous year. It delivered strong results in non-recourse real estate finance, securitizations and capital markets activities. The non-recourse real estate finance balance grew 14.4% to 851.8 billion yen in the first half of this fiscal year, with 80 new transactions concluded during the six-month period. The securitization business continues to perform well, closing 10 transactions during the first half with a total issuance amount of about 235.6 billion yen. The continual success of this business earned Shinsei Bank and Shinsei Securities in May 2005 the "Commercial Mortgage-backed Securities Deal of the Year" for 2004. In the first half, general and administrative expenses were 19.5 billion yen, marginally higher than the same period last year. This resulted in an expense to revenue ratio improvement from 38.4% in the first half FY2004 to 37.1% in the first half FY2005.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 transformed Consumer and Commercial Finance ("CCF") business into a core Shinsei Bank business that is now contributing significantly to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities and employing Shinsei Bank's expertise and know-how. In the first half of fiscal 2005, CCF business contributed revenue of 57.6 billion yen, or over 44% of total Shinsei Bank's revenue. Continual expense rationalization coupled with revenue growth improved the expense to revenue ratio to 51.8% in the first half of this fiscal year from 88.5% a year ago. The business generated ordinary business profit of 27.8 billion yen, an increase of 27.4 billion yen from the same period last year primarily due to the addition of newly acquired subsidiaries – APLUS and Showa Leasing.

Shinsei Bank has appointed several senior officers in the consumer and commercial finance business. Teruaki Yamamoto, a director of Shinsei Bank, was appointed as APLUS President in June 2005. Hitoshi Tsunemine of Shinsei Bank was appointed President of Shinki, a 39% owned

affiliate, in June 2005.

Retail Banking

The Retail Banking business continued to expand its range of innovative products and focus on empowering the customer. During the first half of this fiscal year, total revenue increased 1.3% to 21.5 billion yen from the same period last year. As compared to the same period a year ago, net interest income grew 1.2 billion yen or 17.8% to 8.4 billion yen reflecting robust growth in housing loans and deposits. Fees from asset management products increased 16.7% to 3.2 billion yen from the same period last year while option income from structured deposits declined marginally by 1.5 billion yen to 10.4 billion due to particularly favorable market conditions for these products a year ago. Retail Banking had total expenses of 17.5 billion yen, an increase of 1.5 billon yen, during the six months period. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. Ordinary business profit was 4.0 billion yen for the first half of fiscal 2005.

During the first half of fiscal 2005, following the successful launch of Shinsei Bank's "Color your life" campaign, Shinsei Bank added more than 247,000 new *PowerFlex* retail and high net worth customers, compared to about 194,000 over the same period last year. The retail business now has over 1.5 million retail accounts.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level expenses. The first half ordinary business loss of 1.0 billion yen is better by 0.8 billion yen as compared to the same period last year largely due to lower expenses.

3. Balance Sheet

Shinsei Bank's loan balance was 3,828.0 billion yen at the end of September 2005, 397.6 billion yen or 11.6% higher than the March 2005 level. In the first half, strong loan growth was achieved in several key areas such as corporate loans, retail housing loans, non-recourse real estate finance and lending to CCF customers. Corporate loans increased 6.8% or 167.4 billion yen to over 2.6 trillion yen and loans to retail customers, including lending to high net worth individuals, grew 36.4% or 112.2 billion yen to 420.3 billion yen. Lending to CCF customers increased 42.3 billion yen to 315.0 billion yen in the six-month period ended September 30, 2005.

Debentures and corporate bond balances, as a component of the banks funding, continue to decrease in line with the strategy to emphasize funding through retail deposits. As of September 30, 2005, total debentures and corporate bonds stood at 1,263.7 billion yen, a decline of 67.2 billion yen during the six-month period. Total deposits increased 14.8% to 3,964.3 billion yen mainly due to an increase in retail deposits. The retail deposits balance, including high net worth customers, grew over 23% in the first half and has now reached over 2.8 trillion yen. As a result, retail funding now represents close to 64% of total customer funding, an increase from 60% as of March 2005.

4. Non-performing Loans (non-consolidated)

Shinsei Bank made further progress in bringing down its non-performing loan balances. As of September 30, 2005, total non-performing loans were at 46.0 billion yen – a decline of 27.6 billion yen or 37.5% as compared to the same period a year ago and a reduction of 5.7 billion yen from March 31, 2005. Non-performing loans currently represent 1.16% of total claims outstanding.

5. Reserve for Credit Losses (non-consolidated)

The total reserve for credit losses was 114.5 billion yen as of the end of September 2005, a decline of 9.9 billion yen from the end of March 2005.

6. Dividends

As approved by the Board of Directors on November 30, 2005, Shinsei Bank will pay an interim dividend to common shareholders of 1.48 yen per share, as compared to 1.29 yen per share a year ago.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

	for the first half ended Sep. 2005 (1H-FY2005) a	Sep. 2004 (1H-FY2004) b	Change a-b	%	(reference) for the fiscal year ended March 2005 (FY2004)
Net interest income	**40.1**	25.3	14.7	58.1%	66.8
Fees and commissions	**23.5**	9.3	14.2	152.7%	44.8
Net trading income	**12.7**	15.3	(2.6)	(17.0)%	23.9
Other business income	**54.1**	22.7	31.4	138.3%	45.2
Non-interest income	**90.4**	47.4	42.9	73.9%	111.1
Total revenue [2]	**130.5**	72.8	57.6	79.2%	178.0
General and administrative expenses [2]	**66.6**	38.5	28.1	73.2%	96.0
Ordinary business profit (*jisshitsu gyomu jun-eki*) [2]	**63.8**	34.3	29.4	85.9%	81.9
Net credit recoveries (costs)	**(14.5)**	10.6	(25.0)	n.m. [5]	0.9
Amortization of acquired goodwill and intangible assets	**(14.6)**	0.0	(14.6)	n.m.	(8.8)
Taxes and others	**3.1**	(4.2)	7.3	n.m.	(6.6)
Net income	**37.7**	40.7	(3.0)	(7.6)%	67.4
Cash basis net income [3]	**50.5**	40.7 [4]	9.7	24.0%	74.7

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.
(4) Assuming cash basis net income is equal to net income (Japanese GAAP basis) for the first half ended September 2004.
(5) n.m. is not meaningful.

Selected Balance Sheet Data

(billions of yen)

	as of the end of Sep. 2005 a	Mar. 2005 b	Change a-b	%
Securities	**1,678.2**	1,478.2	200.0	13.5%
Loans and bills discounted	**3,828.0**	3,430.4	397.6	11.6%
Lease and installment receivables [6]	**769.1**	735.8	33.3	4.5%
Intangible assets [7]	**72.6**	77.2	(4.6)	(6.0)%
Consolidation goodwill, net	**229.6**	244.0	(14.4)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total assets	**9,142.7**	8,576.3	566.4	6.6%
Deposits (including NCDs)	**3,964.3**	3,452.8	511.5	14.8%
Debentures and corporate bonds	**1,263.7**	1,330.9	(67.2)	(5.1)%
Borrowed money	**1,166.9**	1,160.2	6.7	0.6%
Acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total liabilities	**8,261.6**	7,735.7	525.9	6.8%
Minority interests in subusidiaries	**60.4**	53.8	6.6	12.1%
Total shareholders' equity	**820.6**	786.6	34.0	4.3%

(6) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(7) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

Capital Adequacy Ratio

(billions of yen)

	as of the end of Sep. 2005 a	Mar. 2005 b	Change a-b	%
Capital adequacy ratio	**12.16%**	11.78%	0.38%	3.2%
Tier I ratio	**7.47%**	7.00%	0.47%	6.7%
Tier I capital	**517.6**	463.0	54.6	11.8%
Tier II capital	**353.0**	338.6	14.4	4.3%
Risk assets	**6,920.7**	6,610.9	309.8	4.7%

References

	as of the end of Sep. 2005	Mar. 2005
Exchange rate (¥/$)	**113.21**	107.39
Nikkei average	**13,574.30**	11,668.95

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(billions of yen (except percentages))

For the first half fiscal year ended September 30	Sep. 2005 (1H-FY2005) Average balance	Interest	Yield/rate (%)	Sep. 2004 (1H-FY2004) Average balance	Interest	Yield/rate (%)	(Reference) for the fiscal year ended Mar. 2005 (FY2004) Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	3,576.5	50.8	2.83	2,967.9	29.6	1.99	3,099.9	77.3	2.50
Lease and installment receivables [2]	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Securities	1,698.5	8.3	0.98	1,310.8	7.0	1.08	1,509.4	15.8	1.05
Other earning assets	470.4	2.1	0.90	547.0	4.8	1.76	553.4	8.1	1.48
Total interest-earning assets [2]	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	3,548.5	8.0	0.45	2,910.1	7.2	0.50	3,096.2	13.6	0.44
Debentures	1,198.9	2.6	0.44	1,325.2	3.2	0.48	1,311.4	6.1	0.47
Subordinated debt	251.6	3.0	2.41	219.3	3.6	3.35	210.5	6.9	3.32
Borrowed money and corporate bonds	967.3	6.5	1.36	141.2	1.5	2.15	338.0	6.6	1.96
Other interest-bearing liabilities	225.8	0.8	0.79	343.1	0.4	0.28	259.7	1.0	0.40
Total interest-bearing liabilities	6,192.4	21.2	0.68	4,939.2	16.1	0.65	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(469.0)	-	-	(828.9)	-	-	(659.2)	-	-
Shareholders' equity	803.6	-	-	746.8	-	-	758.3	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	6,527.0	-	-	4,857.1	-	-	5,315.0	-	-
Net interest margin [2]	-	-	1.91	-	-	1.10	-	-	1.44
Impact of non interest-bearing sources	-	-	0.04	-	-	(0.01)	-	-	0.01
Net yield on interest-earning assets [2]	-	63.7	1.95	-	26.4	1.09	-	77.2	1.45

Note:
Reclass from total revenue on earning assets to net interest income.

	Sep. 2005 Average balance	Interest	Yield/rate (%)	Sep. 2004 Average balance	Interest	Yield/rate (%)	Mar. 2005 Average balance	Interest	Yield/rate (%)
Total revenue on earning assets	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Less: Lease and installment receivables	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Total interest income	5,745.5	61.3	2.13	4,825.8	41.5	1.72	5,162.8	101.3	1.96
Total interest expense	-	21.2	-	-	16.1	-	-	34.4	-
Net interest income	-	40.1	-	-	25.3	-	-	66.8	-

(1) Certain prior period numbers have been reclasified to conform to current period presentation.
(2) Includes lease and installment receivables assets and related yields.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen (except percentages))

For the first half fiscal year ended September 30	Sep. 2005 (1H-FY2005) Average balance	Interest	Yield/rate (%)	Sep. 2004 (1H-FY2004) Average balance	Interest	Yield/rate (%)	(Reference) for the fiscal year ended Mar. 2005 (FY2004) Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	72.3	1.0	2.92	146.7	1.6	2.22	134.7	2.7	2.06
Call loans	44.9	0.0	0.03	141.4	0.0	0.01	134.1	0.0	0.01
Receivables under resale agreements	-	-	-	0.9	0.0	0.00	1.7	0.0	0.00
Collateral related to securities borrowing transactions	6.4	0.0	0.49	49.2	0.0	0.01	49.5	0.0	0.01
Securities	1,977.4	11.8	1.19	1,314.8	6.8	1.03	1,526.0	15.5	1.01
Loans and bills discounted	3,483.9	28.8	1.65	3,070.2	28.7	1.86	3,186.9	58.5	1.83
Other interest-earning assets	82.6	0.3	0.93	95.7	0.2	0.51	93.9	0.6	0.66
Interest rate and fund swaps	-	0.5	-	-	2.5	-	-	4.2	-
Total interest-earning assets	5,667.7	42.7	1.50	4,819.1	40.0	1.65	5,127.0	81.8	1.59
Interest-bearning liabilities:									
Deposits	3,421.1	8.0	0.47	2,604.9	7.2	0.55	2,828.8	13.5	0.47
Negotiable certificates of deposit	199.6	0.0	0.02	412.9	0.0	0.03	410.1	0.1	0.03
Debentures	1,206.3	2.6	0.43	1,332.3	3.2	0.48	1,319.2	6.2	0.47
Call money	139.1	0.0	0.07	102.9	0.3	0.58	117.8	0.6	0.53
Payable under repurchase agreements	1.2	0.0	0.00	227.1	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	6.6	0.0	0.20	12.0	0.0	0.04	13.2	0.0	0.03
Borrowed money	324.4	3.5	2.20	338.2	4.6	2.76	326.6	8.2	2.53
Corporate bonds	50.0	0.1	0.42	-	-	-	0.9	0.0	0.39
Other interest-bearing liabilities	1.7	0.7	88.25	0.2	0.1	109.81	0.2	0.3	106.10
Interest rate and fund swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	5,350.2	15.2	0.56	5,030.9	15.6	0.62	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	5,667.7	27.4	0.96	4,819.1	24.3	1.00	5,127.0	52.6	1.02

Per share data

	for the first half ended		(reference) for the fiscal year ended
(yen)	**Sep. 2005 (1H-FY2005)**	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Common shareholder's equity	**354.68**	312.76	329.65
Fully diluted shareholders' equity	**404.66**	381.95	390.06
Basic net income	**26.33**	28.60	46.78
Diluted net income	**18.71**	21.16	34.98

Cash basis per share data

	for the first half ended		(reference) for the fiscal year ended
(yen)	**Sep. 2005 (1H-FY2005)**	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Basic net income	**35.79**	28.60	52.15
Diluted net income	**25.08**	21.16	38.76

Performance Ratios

	for the first half ended		(reference) for the fiscal year ended
(%)	**Sep. 2005 (1H-FY2005)**	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Return on assets	**0.8%** (2)	1.3% (2)	0.9%
Return on equity (fully diluted)	**9.4%** (2)	10.9% (2)	8.9%
Cash basis return on assets	**1.2%** (2)	1.3% (2)	1.0%
Cash basis return on equity (fully diluted)	**12.5%** (2)	10.9% (2)	9.8%
Expense to revenue (overhead) ratio (1)	**51.1%**	52.8%	54.0%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures

For the first half FY2005 ended September 30, 2005	(billions of yen, except per share data and percentages)
Amortization of acquired goodwill and intangible assets (3)	
Amortization of intangible assets	**4.5**
Associated deferred tax liability	**(1.8)**
Amortization of acquired goodwill	**10.1**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Reconciliation of net income to cash basis net income	
Net income	**37.7**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Cash basis net income	**50.5**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**26.33**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**9.46**
Cash basis basic net income per share	**35.79**
Reconciliation of diluted net income per share to cash basis diluted net income per share	
Diluted net income per share	**18.71**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**6.37**
Cash basis diluted net income per share	**25.08**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**0.3** (2)
Cash basis return on assets	**1.2** (2)
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.4** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**3.2** (2)
Cash basis return on equity (fully diluted)	**12.5** (2)

(2) Annualized basis

(3) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.

Business Line Ordinary Business Profit[(1)(2)]

(billions of yen)

For the first half Fiscal Year 2005 ended September 30, 2005

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other[(3)]	Total
Total revenue	**52.6**	**57.6**	**21.5**	**(1.3)**	**130.5**
General and administrative expenses	**19.5**	**29.8**	**17.5**	**(0.2)**	**66.6**
Ordinary business profit (loss)	**33.1**	**27.8**	**4.0**	**(1.0)**	**63.8**

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other[(4)]	Consumer and Commercial Finance
Total revenue	**40.4**	**12.1**	**5.0**	**57.6**
General and administrative expenses	**21.1**	**5.3**	**3.3**	**29.8**
Ordinary business profit	**19.2**	**6.7**	**1.7**	**27.8**

For the first half Fiscal Year 2004 ended September 30, 2004

	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other	Total
Total revenue	49.5	3.3	21.2	(1.3)	72.8
General and administrative expenses	19.0	2.9	15.9	0.5	38.5
Ordinary business profit (loss)	30.5	0.3	5.3	(1.8)	34.3

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2005 Results (as announced previously)

(Consolidated) *(billions of yen)*

	for the fiscal year ended **March 2006 (FY2005) Forecast**	March 2005 (FY2004) Actual
Ordinary business profit (*jisshitsu gyomu jun-eki*)	**120.0**	81.9
Net operating income	**62.0**	54.4
Net income	**63.0**	67.4
Cash basis net income[(5)]	**93.0**	74.7

(5) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated)[(6)] *(billions of yen (other than dividends))*

	for the fiscal year ended **March 2006 (FY2005) Forecast**	March 2005 (FY2004) Actual
Net business profit	**62.0**	54.9
Net operating income	**62.0**	46.6
Net income	**68.0**	68.0
Dividends (in yen)		
Common stock	**2.96**	2.58
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

(6) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Interim Statements of Income

(millions of yen)

	1H-FY2005	1H-FY2004	Change	
	a	b	a-b	%
Interest on loans and bills	50,809	29,630	21,179	71.5%
Interest and dividends on securities	8,370	7,092	1,278	18.0%
Other interest income	2,129	4,813	(2,684)	(55.8)%
Interest income	61,309	41,536	19,773	47.6%
Fees and commissions income	34,239	13,935	20,304	145.7%
Trading profits	12,791	15,325	(2,534)	(16.5)%
Other business income	132,693	19,855	112,838	568.3%
Other operating income	12,571	13,069	(498)	(3.8)%
Operating income	**253,606**	**103,722**	**149,884**	**144.5%**
Interest on deposits,including negotiable certificates of deposit	8,074	7,283	791	10.9%
Interest and discounts on debentures	2,621	3,203	(582)	(18.2)%
Interest on other borrowings	8,431	4,870	3,561	73.1%
Other interest expenses	2,074	807	1,267	157.0%
Interest expenses	21,201	16,165	5,036	31.2%
Fees and commissions expenses	10,740	4,510	6,230	138.1%
Trading losses	47	—	47	n.m.
Other business expenses	90,177	6,963	83,214	1195.1%
General and administrative expenses	67,003	39,241	27,762	70.7%
Amortization of consolidation goodwill	10,113	—	10,113	100.0%
Amortization of identified intangible assets	4,575	—	4,575	100.0%
Losses on write-off of loans	10,511	972	9,539	981.4%
All other	5,538	7,296	(1,758)	(24.1)%
Other operating expenses	30,739	8,269	22,470	271.7%
Operating expenses	**219,911**	**75,150**	**144,761**	**192.6%**
Net operating income	**33,695**	**28,572**	**5,123**	**17.9%**
Extraordinary gains	2,713	12,903	(10,190)	(79.0)%
Extraordinary losses	596	543	53	9.8%
Income before income taxes and minority interests	35,812	40,932	(5,120)	(12.5)%
Income tax (current)	1,733	630	1,103	175.1%
Income tax (deferred)	(4,885)	(539)	(4,346)	806.3%
Minority interests in net income of subsidiaries	1,258	52	1,206	2319.2%
Net income	**37,706**	**40,789**	**(3,083)**	**(7.6)%**

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**63.8**	**34.3**	**29.5**	**86.0%**
US$ / yen	**@113.21**	@111.03		

(1) Management accounting basis

n.m.: not meaningful

Consolidated Interim Balance Sheets

-- Assets

(millions of yen)

	Sep. 30, 2005	Mar. 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**352,584**	277,593	74,991	27.0%
Call loans	**117,000**	70,000	47,000	67.1%
Collateral related to securities borrowing transactions	**5,232**	3,744	1,488	39.7%
Other monetary claims purchased	**244,387**	320,379	(75,992)	(23.7)%
Trading assets	**119,876**	168,501	(48,625)	(28.9)%
Monetary assets held in trust	**393,694**	372,224	21,470	5.8%
Securities	**1,678,291**	1,478,219	200,072	13.5%
Loans and bills discounted	**3,828,070**	3,430,421	397,649	11.6%
Foreign exchanges	**12,881**	8,550	4,331	50.7%
Other assets	**868,421**	850,440	17,981	2.1%
Premises and equipment	**419,404**	418,938	466	0.1%
Deferred discounts on and issuance expenses for debentures	**206**	284	(78)	(27.5)%
Deferred tax assets	**26,639**	24,623	2,016	8.2%
Consolidation goodwill, net	**229,614**	244,042	(14,428)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002,462**	1,058,161	(55,699)	(5.3)%
Reserve for credit losses	**(155,980)**	(149,799)	(6,181)	4.1%
Total assets	**9,142,786**	8,576,328	566,458	6.6%
yen / US$	@113.21	@107.39		

Consolidated Interim Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	Sep. 30, 2005	Mar. 31, 2005	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**3,964,390**	3,452,813	511,577	14.8%
Debentures	**1,181,728**	1,242,632	(60,904)	(4.9)%
Call money	**170,664**	204,295	(33,631)	(16.5)%
Collateral related to securities lending transactions	**5,672**	-	5,672	n.m.
Commercial paper	**77,800**	13,300	64,500	485.0%
Trading liabilities	**80,083**	69,101	10,982	15.9%
Borrowed money	**1,166,966**	1,160,265	6,701	0.6%
Foreign exchanges	**170**	20	150	750.0%
Corporate bonds	**82,016**	88,344	(6,328)	(7.2)%
Other liabilities	**501,842**	412,763	89,079	21.6%
Accrued employees bonuses	**7,026**	10,276	(3,250)	(31.6)%
Reserve for retirement benefits	**3,237**	3,376	(139)	(4.1)%
Reserve for loss on disposition of premises and equipment	**153**	153	-	-
Reserve under special law	**2**	2	-	-
Deferred tax liabilities	**17,419**	20,262	(2,843)	(14.0)%
Acceptances and guarantees	**1,002,462**	1,058,161	(55,699)	(5.3)%
Total liabilities	**8,261,635**	7,735,769	525,866	6.8%
Minority interests in subsidiaries	**60,487**	53,891	6,596	12.2%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Retained earnings	**345,056**	311,039	34,017	10.9%
Net unrealized gains on securities available-for-sale, net of taxes	**2,794**	3,043	(249)	(8.2)%
Foreign currency transaction adjustments	**2,968**	2,738	230	8.4%
Treasury stock, at cost	**(11)**	(9)	(2)	22.2%
Total shareholders' equity	**820,663**	786,667	33,996	4.3%
Total liabilities, minority interest in subsidiaries and shareholders' equity	**9,142,786**	8,576,328	566,458	6.6%
US$ / yen	**@113.21**	@107.39		

n.m.: not meaningful

Consolidated Interim Statements of Capital Surplus and Retained Earnings

(millions of yen)

	IH/FY'05	IH/FY'04	Change		FY'04
	a	b	a-b	%	c
[Capital surplus]					
Balance at beginning of period/year	**18,558**	18,558	–	–	18,558
Balance at end of period/year	**18,558**	18,558	–	–	18,558
[Retained earnings]					
Balance at beginning of period/year	**311,039**	250,737	60,302	24.0%	250,737
Increase	**37,706**	40,789	(3,083)	(7.6)%	67,435
Net income	**37,706**	40,789	(3,083)	(7.6)%	67,435
Decrease	**3,689**	3,444	245	7.1%	7,133
Dividends paid	**3,688**	3,444	244	7.1%	7,133
Bonuses to directors of consolidated subsidiaries	**0**	–	0	100.0%	–
Balance at end of period/year	**345,056**	288,082	56,974	19.8%	311,039

Note: The table represents a translation of the original consolidated interim statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidatec interim financial statements.

n.m.: not meaningful

Consolidated Interim Statements of Cash Flows

(millions of yen)

	Sep. 30,2005	Sep. 30,2004	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	35,812	40,932	(5,120)
Depreciation (other than leased assets)	2,045	1,724	321
Depreciation of leased assets	68,684	-	68,684
Amortization of consolidation goodwill	10,113	(24)	10,137
Amortization of identified intangible assets	4,575	-	4,575
Equity in gains of affiliates	(2,056)	(141)	(1,915)
Net change in reserve for credit losses	6,177	(20,322)	26,499
Net change in reserve for bonuses payable	(3,249)	(4,159)	910
Net change in reserve for retirement benefits	(139)	959	(1,098)
Net change in reserve for loss on disposition of premises and equipment	-	153	(153)
Net change in provision of reserve for loss on sale of bonds	-	(389)	389
Interest income	(61,309)	(41,536)	(19,773)
Interest expenses	21,201	16,165	5,036
Gain on securities sold	(34)	(7,039)	7,005
Gain on monetary assets held in trust	(3,563)	(1,312)	(2,251)
Net exchange gain	(53)	(7,297)	7,244
Net loss on sale of premises and equipment	63	308	(245)
Net loss on sale of leased assets	5,493	-	5,493
Net change in trading assets	48,625	169,918	(121,293)
Net change in trading liabilities	10,981	126,791	(115,810)
Net change in loans and bills discounted	(396,993)	(149,834)	(247,159)
Net change in deposits	564,891	429,074	135,817
Net change in negotiable certificates of deposit	(53,315)	5,267	(58,582)
Net change in debentures	(60,903)	(26,406)	(34,497)
Net change in borrowed money (other than subordinated debt)	(3,299)	(9,538)	6,239
Net change in corporate bonds (other than subordinated bonds)	(4,333)	-	(4,333)
Net change in deposits (non-interest-bearing depsits)	29,438	(24,522)	53,960
Net change in call loans	(47,000)	(50,866)	3,866
Net change in other monetary claims purchased	78,007	14,484	63,523
Net change in collateral related to securities borrowing transactions	(1,488)	(128,212)	126,724
Net change in payables under repurchase agreements	-	(400,639)	400,639
Net change in call money	(33,631)	60,837	(94,468)
Net change in commercial paper	64,500	38,864	25,636
Net change in collateral related to securities lending transactions	5,672	(29,275)	34,947
Net change in foreign exchange assets	(4,331)	(2,870)	(1,461)
Net change in foreign exchange liabilities	149	7	142
Net change in net trust account	6,532	36,690	(30,158)
Interest received	67,968	50,085	17,883
Interest paid	(19,903)	(15,218)	(4,685)
Net change in trading securities	(27,790)	18,320	(46,110)
Net change in monetary assets held in trust	(4,975)	(122,718)	117,743
Net change in leased assets	(68,499)	-	(68,499)
Others, net	(12,912)	18,370	(31,282)
Subtotal	221,150	(13,368)	234,518
Income taxes paid	(1,822)	(737)	(1,085)
Net cash provided by operating activities	219,327	(14,106)	233,433
II. Cash flows from investing activities:			
Purchase of securities	(1,866,752)	(1,751,751)	(115,001)
Proceeds from sale of securities	361,094	290,474	70,620
Proceeds from maturity of securities	1,392,514	1,510,667	(118,153)
Investment in monetary assets held in trust	(20,793)	(6,791)	(14,002)
Proceeds from disposition of monetary assets held in trust	7,861	8,089	(228)
Purchase of premises and equipment (other than leased assets)	(2,797)	(4,102)	1,305
Proceeds from sale of premises and equipment (other than leased assets)	954	26	928
Proceeds from sales of subsidiaries	-	10,020	(10,020)
Proceeds from sale of subsidiary's stocks	9,116	-	9,116
Others, net	-	244	(244)
Net cash used in investing activities	(118,800)	56,877	(175,677)
III. Cash flows from financing activities:			
Repayment of subordinated debt	10,000	-	10,000
Payment for redemption of subordinated bonds	(3,000)	(1,570)	(1,430)
Dividends Paid	(3,688)	(3,444)	(244)
Purchase of treasury stock	(2)	(1)	(1)
Net cash provided by financing activities	3,309	(5,015)	8,324
IV. Foreign currency translation adjustments	3	16	(13)
V. Net change in cash and cash equivalents	103,839	37,771	66,068
VI. Cash and cash equivalents at beginning of period	162,226	157,178	5,048
VII. Cash and cash equivalents at end of period	266,065	194,950	71,115

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	for the first half ended		for the fiscal year ended	for the fiscal year ended
	Sep. 30, 2005 (1H-FY2005)	Sep. 30, 2004 (1H-FY2004)	Mar. 31, 2005 (FY2004) (Reference)	March 31, 2006 (FY2005) (Projection)
Gross business profit *(gyomu sorieki)* (1)	**70.4**	64.8	123.8	-
Net interest income	**28.7**	25.5	54.8	-
Net fees and comissions	**17.6**	19.6	41.0	-
Net trading income	**10.0**	14.4	22.1	-
Net other business income	**13.9**	5.1	5.7	-
General & administrative expenses	**36.1**	35.5	68.8	-
Net business profit *(jisshitsu gyomu jun-eki)* (1)	**34.2**	29.2	54.9	62.0
Net operating income *(keijou rieki)*	**32.8**	24.6	46.6	62.0
Net income	**39.1**	37.2	68.0	68.0

Net credit recoveries	**(2.3)**	(10.3)	(16.3)
Reversal of reserve for credit losses	**(2.8)**	(11.5)	(17.8)

(1) Includes income from monetary assets held in trust of 12.1 billion yen for the six months period ended September 30, 2005, 15.5 billion yen for the six months ended September 30, 2004 and 29.3 billion yen for the fiscal year ended March 31, 2005.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of Sep. 30, 2005 a	As of Mar. 31, 2005 b	Change a-b	As of Sep. 30, 2004 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**2.4**	3.1	(0.8)	10.0	(7.6)
Doubtful claims	**28.3**	42.1	(13.9)	57.0	(28.8)
Substandard claims	**15.4**	6.5	8.9	6.7	8.7
Total non-performing loans (A)	**46.1**	51.8	(5.7)	73.7	(27.7)
Total claims (B)	**3,967.0**	3,621.1	345.9	3,672.3	294.7
% of total claims outstanding (A) / (B)	**1.16**	1.43	(0.27)%	2.01	(0.85)%
(ref.) At or below "need caution" level	**190.1**	123.7	66.4	167.4	22.7

(millions of yen, %)

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Claims against bankrupt and quasi-bankrupt obligors	**2,396**	(751)	(7,598)	3,147	9,994
Doubtful claims	**28,255**	(13,878)	(28,790)	42,133	57,045
Substandard claims	**15,403**	8,914	8,733	6,489	6,670
Total non-performing loans (A)	**46,055**	(5,715)	(27,656)	51,770	73,711
Loan loss reserves (B)	**114,598**	(9,901)	(44,054)	124,499	158,652
Reserve ratio (B/A *100)	**248.8**	8.3	33.6	240.5	215.2
(ref.) Amount of partial write-off	**6,797**			5,965	9,399

3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

	Amount of claims	Reserve for loan losses	Collateral and guarantees	Amount of coverage	Coverage ratio
Claims against bankrupt and quasi-bankrupt obligors	**2,396**	-	2,396	2,396	100.0
Doubtful claims	**28,255**	21,500	4,046	25,547	90.4
Substandard claims	**15,403**	5,511	5,822	11,334	73.6
Total	**46,055**	27,012	12,266	39,278	85.3

4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Loans to bankrupt obligors	**3,348**	726	(4,458)	2,622	7,806
Non-accrual delinquent loans	**48,209**	28	(13,117)	48,181	61,326
Loans past due for 3 months or more	**2,530**	(3,069)	(2,365)	5,599	4,895
Restructured loans	**36,068**	12,454	13,156	23,614	22,912
Total risk monitored loans	**90,157**	10,139	(6,784)	80,018	96,941
Loans and bills discounted	**3,828,070**	397,649	753,426	3,430,421	3,074,644

(% to total loans)

Loans to bankrupt obligors	**0.1%**	0.0%	(0.2)%	0.1%	0.3%
Non-accrual delinquent loans	**1.3%**	(0.1)%	(0.7)%	1.4%	2.0%
Loans past due for 3 months or more	**0.1%**	(0.1)%	(0.1)%	0.2%	0.2%
Restructured loans	**0.9%**	0.2%	0.2%	0.7%	0.7%
Total risk monitored loans	**2.4%**	0.1%	(0.8)%	2.3%	3.2%

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Loans to bankrupt obligors	**1,572**	(758)	(5,674)	2,330	7,246
Non-accrual delinquent loans	**27,548**	(13,705)	(30,249)	41,253	57,797
Loans past due for 3 months or more	**105**	(3,065)	(3,166)	3,170	3,271
Restructured loans	**15,298**	11,979	11,899	3,319	3,399
Total risk monitored loans	**44,524**	(5,549)	(27,191)	50,073	71,715
Loans and bills discounted	**3,788,017**	344,296	415,498	3,443,721	3,372,519

(% to total loans)

Loans to bankrupt obligors	**0.0%**	(0.1)%	(0.2)%	0.1%	0.2%
Non-accrual delinquent loans	**0.7%**	(0.5)%	(1.0)%	1.2%	1.7%
Loans past due for 3 months or more	**0.0%**	(0.1)%	(0.1)%	0.1%	0.1%
Restructured loans	**0.4%**	0.3%	0.3%	0.1%	0.1%
Total risk monitored loans	**1.2%**	(0.3)%	(0.9)%	1.5%	2.1%

5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Reserve for credit losses	155,979	6,180	(1,618)	149,799	157,597
General	76,074	10,664	26,004	65,410	50,070
Specific	79,889	(4,494)	(27,627)	84,383	107,516
Restructuring countries	16	11	6	5	10

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Reserve for credit losses	114,598	(9,901)	(44,054)	124,499	158,652
General	59,351	3,188	7,560	56,163	51,791
Specific	55,231	(13,099)	(51,619)	68,330	106,850
Restructuring countries	16	11	6	5	10

6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		Change from Mar. 31, 2005	Change from Sep. 30, 2004		
% on risk monitored loans	173.0%	(14.2)%	10.4%	187.2%	162.6%

(Non-Consolidated)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		Change from Mar. 31, 2005	Change from Sep. 30, 2004		
% on risk monitored loans	257.4%	8.8%	36.2%	248.6%	221.2%

7. Unrealized Gains on Available-for Sale Securities

(Consolidated)

As of September 30, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	**4,278**	**4,502**	**223**
Bonds	**(2,538)**	**118**	**2,656**
Other	**3,399**	**4,143**	**743**
Total	**5,139**	**8,763**	**3,623**

As of March 31, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	1,784	1,788	3
Bonds	791	1,031	240
Other	2,682	3,494	812
Total	5,257	6,314	1,056

(Non-consolidated)

As of September 30, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	**1,035**	**1,052**	**16**
Bonds	**(2,578)**	**76**	**2,654**
Other	**3,385**	**4,119**	**734**
Total	**1,843**	**5,248**	**3,404**

As of March 31, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	1,208	1,208	-
Bonds	740	981	240
Other	2,657	3,470	812
Total	4,607	5,660	1,053

8. Balance of Housing Loans (Non-Consolidated)

(millions of yen)

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Balance of housing loans	385,972	96,710	140,886	289,262	245,086

9. Balance of Deposits (Non-Consolidated)

(millions of yen)

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Balance of deposits (including NCDs)	**4,046,936**	518,057	808,707	3,528,879	3,238,229
Balance of deposits from individuals	**2,813,945**	536,200	841,380	2,277,745	1,972,565

10. Subsidiaries and Affiliates

	Sep. 30, 2005	Sep. 30, 2004
Consolidated subsidiaries	**77**	66
Affiliates accounted for using the equity method	**8**	5

11. Expense for Retirement Benefit (Consolidated)

(millions of yen)

	Sep. 30, 2005
Expense for retirement benefit	**2,385**

12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

	As of September 30, 2005			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	22.7	64.1	50.0	136.8
Receive floating and pay fixed	0.5	1.0	86.3	87.9
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	23.2	65.7	136.3	225.3
Currency swap				
Total notional principal amount	137.3	22.4	-	159.7

(Non-Consolidated) *(billions of yen)*

	As of September 30, 2005			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	12.4	64.1	50.0	126.5
Receive floating and pay fixed	0.5	1.0	86.3	87.9
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	12.9	65.7	136.3	215.0
Currency swap				
Total notional principal amount	137.3	22.4	-	159.7

13. Problem Claims

A. Losses on Disposals

(Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2005	**27.6**	**(13.0)**	**-**	**14.5**
FY2004	(2.7)	1.7	-	(0.9)
1H-FY2004	(10.4)	(0.1)	-	(10.6)

(Non-Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2005	**3.1**	**(5.5)**	**-**	**(2.3)**
FY2004	(5.2)	(11.0)	-	(16.3)
1H-FY2004	(9.6)	(0.6)	-	(10.3)

B. Outstanding of Non-Performing Loans

(billions of yen)

	Self assesment				
	Bankruptcy and virtually bankrupt obligors (a)	Possibly bankrupt obligors (b)	Below possibly bankrupt obligors (a)+(b)	Need caution obligors	Total (a)+(b)+(c)
Sep. 30, 2005	**2.3**	**28.2**	**30.6**	**159.4**	**190.1**
Mar. 31, 2005	3.1	42.1	45.2	78.4	123.7
Sep. 30, 2004	9.9	57.0	67.0	100.4	167.4

	Claims under the Financial Revitalization Law	
	Substandard claims (d)	Total (a)+(b)+(d)
Sep. 30, 2005	**15.4**	**46.1**
Mar. 31, 2005	6.5	51.8
Sep. 30, 2004	6.7	73.7

C. Final Disposal of Claims and New Claims

Balance of Claims

(billions of yen)

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from March 31, 2005 to September 30, 2005	**0.2**	**6.1**	**6.4**
Off balanced from March 31, 2005 to September 30, 2005	**(2.8)**	**(18.1)**	**(21.0)**
Increase (decrease) from March 31, 2005 to September 30, 2005	**(0.7)**	**(13.8)**	**(14.6)**
Sep. 30, 2005	**2.4**	**28.3**	**30.7**
Mar. 31, 2005	3.1	42.1	45.3
Sep. 30, 2004	10.0	57.0	67.0

Note:
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2004 includes 8.5 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization	
				Total (D)	Sale to RCC
1H-FY2005	**-**	**(0.9)**	**-**	**-**	**-**
FY2004	(4.8)	0.0	(0.7)	(22.0)	-
1H-FY2004	-	-	-	(13.2)	-

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
1H-FY2005	**(0.8)**	**(19.2)**	**(8.8)**	**(10.4)**	**(21.0)**
FY2004	(2.7)	(13.0)	(11.6)	(1.4)	(43.6)
1H-FY2004	(0.1)	(5.2)	(3.5)	(1.6)	(18.5)

E. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	-	-	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	-	-	

F. Reserve Ratio by Obligor

	As of Sep. 30, 2005	As of March 31, 2005	As of Sep. 30, 2004
(i) Legally or virtually bankrupt obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly bankrupt obligors (out of unsecured portion of claims)	88.55%	92.98%	97.04%
(iii) Substandard obligors (out of unsecured portion of claims)	61.67%	83.92%	93.04%
(iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims)	47.69%	30.29%	27.17%
(out of total claims)	9.19%	11.37%	10.93%
(v) Normal obligors (out of total claims)	0.43%	0.73%	0.78%

G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

14. Dividends to Original Capital Available for Public Funds

(billions of yen)

Bank Name	Shinsei Bank	
Unappropreated retained eanings on Sep. 30, 2005	341.7	(except for retained earnings)
Net unrealized gain on securities available-for-sale, net of taxes on Sep. 30, 2005	4.1	
Dividends necessary in full year for preferred shares injected by public funds	3.8	

Non-Consolidated Interim Statements of Income

(millions of yen)

	(1H-FY2005) a	(1H-FY2004) b	Change a-b	%
Interest on loans and bills	**28,830**	28,766	64	0.2%
Interest and dividends on securities	**11,823**	6,832	4,991	73.1%
Other interest income	**2,051**	4,450	(2,399)	(53.9)%
Interest income	**42,705**	40,049	2,656	6.6%
Fees and commissions income	**10,308**	8,731	1,577	18.1%
Trading profits	**10,252**	14,555	(4,303)	(29.6)%
Other business income	**16,351**	7,745	8,606	111.1%
Other operating income	**15,441**	19,825	(4,384)	(22.1)%
Operating income	**95,058**	90,907	4,151	4.6%
Interest on deposits,including negotiable certificates of deposit	**8,102**	7,304	798	10.9%
Interest and discounts on debentures	**2,626**	3,214	(588)	(18.3)%
Interest on other borrowings	**3,637**	4,992	(1,355)	(27.1)%
Other interest expenses	**867**	171	696	407.0%
Interest expenses	**15,234**	15,682	(448)	(2.9)%
Fees and commissions expenses	**4,766**	4,661	105	2.3%
Trading losses	**170**	71	99	139.4%
Other business expenses	**2,408**	2,564	(156)	(6.1)%
General and administrative expenses	**36,491**	36,325	166	0.5%
Other operating expenses	**3,093**	6,980	(3,887)	(55.7)%
Operating expenses	**62,165**	66,286	(4,121)	(6.2)%
Net operating income	**32,892**	24,621	8,271	33.6%
Extraordinary gains	**3,075**	11,587	(8,512)	(73.5)%
Extraordinary losses	**33**	520	(487)	(93.7)%
Income before income taxes	**35,934**	35,688	246	0.7%
Income tax (current)	**(2,908)**	(993)	(1,915)	192.8%
Income tax (deferred)	**(310)**	(614)	304	(49.5)%
Net income	39,153	37,296	1,857	5.0%
Unappropriated retained earnings brought forward	**302,595**	243,351	59,244	24.3%
Unappropriated retained earnings	**341,749**	280,647	61,102	21.8%
yen / US$	**@113.21**	@111.03		

Non-Consolidated Interim Balance Sheets -- Assets

(millions of yen)

	Sep. 30, 2005	March 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**206,602**	162,208	44,394	27.4%
Call loans	**117,000**	70,000	47,000	67.1%
Collateral related to securities borrowing transactions	**5,232**	3,744	1,488	39.7%
Other monetary claims purchased	**40,365**	108,410	(68,045)	(62.8)%
Trading assets	**111,506**	166,817	(55,311)	(33.2)%
Monetary assets held in trust	**440,625**	415,395	25,230	6.1%
Securities	**2,016,488**	1,820,753	195,735	10.8%
Loans and bills discounted	**3,788,017**	3,443,721	344,296	10.0%
Foreign exchanges	**12,881**	8,550	4,331	50.7%
Other assets	**215,141**	220,972	(5,831)	(2.6)%
Premises and equipment	**27,204**	26,499	705	2.7%
Deferred discounts on and issuance expenses for debentures	**206**	285	(79)	(27.7)%
Deferred tax assets	**24,979**	23,543	1,436	6.1%
Customers' liabilities for acceptances and guarantees	**51,456**	49,896	1,560	3.1%
Reserve for credit losses	**(114,598)**	(124,499)	9,901	(8.0)%
Total assets	**6,943,109**	6,396,302	546,807	8.5%
yen / US$	@113.21	@107.39		

Non-Consolidated Interim Balance Sheets
-- Liabilities and shareholders' equity

(millions of yen)

	Sep. 30, 2005 a	March 31, 2005 b	Change a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,046,936**	3,528,879	518,057	14.7%
Debentures	**1,185,538**	1,246,862	(61,324)	(4.9)%
Call money	**170,664**	204,295	(33,631)	(16.5)%
Collateral related to securities lending transactions	**5,672**	–	5,672	n.m.
Trading liabilities	**68,963**	64,296	4,667	7.3%
Borrowed money	**339,962**	325,394	14,568	4.5%
Foreign exchanges	**447**	289	158	54.7%
Corporate bonds	**50,000**	50,000	–	–
Other liabilities	**194,904**	128,663	66,241	51.5%
Accrued employees bonuses	**4,830**	7,616	(2,786)	(36.6)%
Reserve for retirement benefits	**811**	1,010	(199)	(19.7)%
Reserve for loss on disposition of premises and equipment	**153**	153	–	–
Acceptances and guarantees	**51,456**	49,896	1,560	3.1%
Total liabilities	**6,120,341**	5,607,357	512,984	9.1%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Additional paid-in capital	**18,558**	18,558	–	–
Retained earnings	**348,736**	313,272	35,464	11.3%
Legal reserve	**6,987**	6,249	738	11.8%
Unappropriated retained earnings	**341,749**	307,022	34,727	11.3%
Net income	**39,153**	68,097	(28,944)	(42.5)%
Net unrealized gain on securities available-for-sale, net of taxes	**4,181**	5,822	(1,641)	(28.2)%
Treasury stock, at cost	**(5)**	(4)	(1)	25.0%
Total shareholders' equity	**822,768**	788,945	33,823	4.3%
Total liabilities and shareholders' equity	**6,943,109**	6,396,302	546,807	8.5%
yen / US$	**@113.21**	@107.39		

Exhibit A-8

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, November 30, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective November 30, 2005.

	New Position	Former Position
Takashi Tsuchiya	Statutory Executive Officer, GM of Strategic Business Unit I, and Head of Corporate Banking Business Sub-Group (Special Assignment)	Statutory Executive Officer, GM of Strategic Business Unit I

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Starts Offering "JPM BRICS5 Fund," the First Fund to Invest in Five Emerging Countries; BRICs and South Africa

Tokyo (Thursday, December 8, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective December 12, 2005, it would start offering an investment trust called "JPM BRICS5 Fund (BRICS FIVE)" to be launched by J.P. Morgan Fleming Asset Management (Japan) Limited through its 33 branches throughout Japan (Shinsei Financial Centers and selected Shinsei *BankSpots*), internet banking service (Shinsei *PowerDirect*) and the call center (Shinsei *PowerCall*). The initial offering period is from December 12 to December 27. The investment period starts on December 28 and the fund will continue to be offered thereafter.

"JPM BRICS5 Fund" not only invests in the BRICs countries (**B**razil, **R**ussia, **I**ndia and **C**hina), but also South Africa. South Africa has the largest economy in Africa and abundant natural resources, including precious metals. This is the first investment trust offered in Japan to invest almost equally in these five emerging countries and it will provide active investors greater opportunities for growth.

Under the brand concept "Color your life", Shinsei will provide products and services that will enrich and add color to the customer's individual life.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

"JPM BRICS5 Fund" Product Outline

Asset Management Company: J.P. Morgan Fleming Asset Management (Japan) Limited

Product type	Open-end equity investment trust, global equity type (ordinary), automatic reinvestment available
Fund name	JPM BRICS5 Fund ("BRICS FIVE")
Trust period	Indefinite
Mother fund's investment policy	The fund aims for growth in trust assets through investments in equities mainly in Brazil, Russia, India, China and South Africa. Investments will be made through depositary receipts as well as direct investments. (Mother fund will invest in equities which are deemed by the asset management company to be "actual BRICS equities" (not only shares listed on the stock exchanges, etc. in BRICS but also those listed in countries other than BRICS but whose sales or earnings are mostly derived from BRICS). "BRICS" stands for Brazil, Russia, India, China and South Africa, the targeted investment countries.)
Mother fund's asset allocation	100% in equities, as a general rule. * In the event of a sudden change in economic situation or investment environment, etc., share of equities in the entire portfolio may be temporarily decreased to increase cash portfolio.
Exchange rate hedging	None, in principle. (However, in the event of a sudden change in economic situation or investment environment, etc., exchange rate hedging may be arranged if it is judged necessary by the asset management company.)
Mother fund's investment manager	JPMorgan Asset Management (UK) Limited
Fund's benchmark	None
Accounts settlement date	Accounts settlement will be made once a year (January 20, in principle. However, the first accounts settlement date will be January 22, 2007. When the accounts settlement date falls on a holiday, it will be changed to the immediately succeeding business day).
Trust fee	1.995% (1.9% before tax) on the total net assets
Amount to be retained in trust when cashed in	0.5% on the net asset value
Initial offering period	From December 12, 2005 to December 27, 2005
Fund inception date	December 28, 2005
Subsequent offering period	Effective December 28, 2005
Shinsei Bank's sales channels	Branches (Shinsei Financial Centers, and selected Shinsei BankSpots) Telephone banking (Shinsei PowerCall) Internet banking (Shinsei PowerDirect)
Shinsei Bank application unit	At least 10,000 yen and in units of one yen
Sales fee payable to Shinsei Bank	3.15% (3.0% before tax)

Exhibit A-10

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

24-Hour Banking Services throughout the Year-End and New Year Holidays

~ Shinsei Bank ATMs, Internet Banking, Call Center ~

Tokyo (Tuesday, December 20, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM, internet banking and call center services during the year-end and New Year holidays will be available 24-hour-a-day as usual for Shinsei's *PowerFlex* account holders.

To meet customers' needs for doing transactions at any time they want, Shinsei Bank has been providing 24-hour-a-day 365-day-a-year ATM, internet banking and call center services since the launch of Shinsei's *PowerFlex* account in June 2001. As usual, these services will be available during the year-end and New Year holidays.

ATM services will be available for Shinsei's *PowerFlex* account holders at Shinsei ATMs installed at branches throughout Japan, Tokyo Metro stations and Keikyu Station Banks. ATM services include deposits, withdrawals and balance inquiries and are all provided free of charge. Furthermore, the same free-of-charge services are available at about 10,000 Seven Bank ATMs installed at Seven-Eleven outlets operating 24 hours throughout the year.

Shinsei Bank's services during the year-end and New Year holidays (Dec. 31 - Jan. 3)

	Available services	Operating hours
Shinsei Bank ATMs	Withdrawals, deposits, balance inquiries <free of charge>	**24 hours**
Internet banking (Shinsei *PowerDirect*)	Accepting applications (Yen and foreign currency deposits, investment trusts, stocks) Account information, remittances, accepting remittance applications(*), etc.	**24 hours**
Call Center Telephone banking (Shinsei *PowerCall*)	Accepting applications (Yen and foreign currency deposits, investment trusts, debentures) Account information, remittances, accepting remittance applications(*), request for materials, various changes to accountholder's information, inquiries, etc.	**24 hours**

(*) Remittance applications which are accepted from 14:30 on December 30, 2005 to 24:00 January 3, 2006 will be processed on January 4, 2006 (the first business day of the new year).

Year-End and New Year ATM Operating Hours and Fees for *PowerFlex* Cash Cardholders

	Operating hours	Fees
·Shinsei ATMs installed at branches ·Other Shinsei Bank ATMs ·Seven Bank ATMs installed at Seven-Eleven convenience stores	**24 hours** (*)	Free
·Shinsei ATMs installed at Tokyo Metro Stations	**From the first train to the last train**	Free
·Keikyu Station Bank ATMs installed at Keihin Kyuko train stations	**6:00～24:00**	Free

(*) Please note that ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Strengthens Investor Relations

Tokyo (Thursday, November 17, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that as part of Shinsei Bank's continuous efforts to provide clear and transparent information to the markets and public on its strategy, activities and performance, the Bank is boosting its Investor Relations ("IR") efforts by adding two senior staff to this function. Kazuko Noritomi and Alexander de Laiglesia have been appointed to co-head the Investor Relations Department within the Corporate Communications Division.

Kazuko Noritomi, who has been hired to run the domestic IR function, has over 25 years experience in the Japanese securities, investment management and financial market research industries. Alexander de Laiglesia, responsible for international IR, has over 25 years experience in banking, having worked in various international financial institutions including, most recently, Shinsei's Retail Banking Group, and also brings valuable IR experience from his time as Investor Relations Officer at a leading European Bank.

IR Contact Information:

Shinsei Bank, Limited
Investor Relations, Corporate Communications Division ("CCD")
Tel: +81-3-5511-5013, Fax: +81-3-5511-5505

Kazumi Kojima	Managing Executive Officer, Head of CCD, Kazumi.Kojima@shinseibank.com
Kazuko Noritomi	General Manager, Investor Relations, CCD Kazuko.Noritomi@shinseibank.com
Alexander de Laiglesia	General Manager, Investor Relations, CCD Alex.deLaiglesia@shinseibank.com
Yasuhiro Fujiki	Manager, Investor Relations, CCD Yasuhiro.Fujiki@shinseibank.com
Akihiko Kayaoka	Manager, Investor Relations, CCD Akihiko.Kayaoka@shinseibank.com

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Commencement of Multi-Seller Whole Business Securitization Programme

Tokyo (Monday, November 21, 2005)---Shinsei Bank, Limited ("Shinsei Bank") has set up a Securitization Programme named "Arcade Funding" based on operating cash flows from pachinko parlors. Shinsei Bank has concluded an agreement with Daiei Company ("Daiei"), the seventh largest pachinko operator in the country, to act as the inaugural issuer under the programme with a securitization financing of 25 billion yen. "Arcade Funding" represents the first multi-seller whole-business securitization programme to be created by a Japanese bank.

Whole Business Securitization ("WBS") is one of the latest securitization techniques, which ultimately relies on the continuity of future business cash flows rather than the resolution value of underlying collateral assets. In other markets WBS has been found to be particularly well-suited to industries with stable cashflows and many small-to-medium participants. Based on its domestic and international securitization experience Shinsei concluded that the pachinko business which creates stable cash flow would be suitable for the first WBS. In the first transaction arranged for Daiei, Shinsei will segregate the operating cash flow from approximately 17 parlors into a structure whose credit rating will be higher than Daiei's stand-alone corporate credit rating. (Attachment)

As Shinsei successfully developed a multi-seller mortgage-backed securities repackaging programme in 2003, called Hydra Series, it intends to apply the same methodology to the pachinko industry, in which Shinsei will arrange WBS for multiple operators and hold the resulting securities in its own investment account with the objective of combining them into a larger multi-issuer pachinko WBS. This programme will provide investors with greater diversification, lower operator risk and access to a new investment opportunity at an appropriate time.

Since WBS does not rely solely on disposal of the underlying property collateral but on operating cash from businesses to service WBS debt financing, as long as an operator creates sufficiently stable cash flows it will enable operators to raise bigger financing amounts in comparison with traditional real-estate backed lending techniques. In addition, by taking a multi-issuer approach, "Arcade Funding" will make it possible for small-to-medium scale operators to acquire access to funding in the capital markets.

Shinsei expects that WBS of hospitals and nursing homes will develop as follow-on businesses to "Arcade Funding" in the near future. Shinsei believes those efforts will contribute to the further expansion of Japan's capital market and provide attractive investment opportunities for its customers.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka, Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505

(Attachment)

Arcade Funding : 1st Issuance



Tokumei Kumiai Investment *
Lease of Land & Buildings
Daiei Company
Recourse Loan
SPC1
Non-Recourse Loan
Shinsei Bank
(Arcade Funding Programme)
Tokumei Kumiai Investment *
25 billion yen
Selected Parlors
SPC2
Lease of Land & Buildings

* Tokumei Kumiai Investment: investment in anonymous association

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Monday, November 21, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change:

1. Organizational Change

Active Credit Portfolio Management Division shall be established in the Institutional Banking Group. The Division shall be engaged in analyzing the Bank's asset portfolios, and will formulate and execute strategies to rebalance and optimize the risk/return.

2. Effective Date

November 24, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Exhibit P-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Starts Winter Bonus Campaign

- "Powered One Plus" Yen Time Deposit to Increase Interest Rate -

Tokyo (Thursday, November 24, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the start of Winter Bonus Campaign.

1. "Powered One Plus" Yen Time Deposit: offer extended and interest rate increased

As part of the "Winter Bonus Campaign," effective November 25, Shinsei Bank will increase the applicable interest rate and extend the offer period for "Powered One Plus (Extendible Yen Time Deposit, 5 or 10 year maturity)" from November 30 to December 30. Moreover, the current offering of bonus interest (1 month worth of 1.5% p.a. bonus interest) applicable to deposits exceeding a threshold principal amount will also be extended to December 30.

Outline of the increase in applicable interest rate for "Powered One Plus" Yen Time Deposit

		Initial deposit 5 years	(If Shinsei Bank decides to extend the term to ten years) Effective the 6th year
Applicable interest rate	Before change	1.1% p.a. (0.88% p.a. after tax)	1.25% p.a. (1.0% p.a. after tax)
	After change	**1.25% p.a. (1.0% p.a. after tax)**	**1.30% p.a. (1.04% p.a. after tax)**
Minimum Deposit		Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of November 25, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop handling this product, even during the campaign.
* 1 month worth of 1.5% p.a. bonus interest (1-month calculation period: 1-year interest divided by 12) will be paid subsequently for purchases worth 3,000,000 yen or more online or via the Call Center, or purchases worth 5,000,000 yen or more at the Branches.
  For example, bonus interest of 10,000 yen (after tax) will be paid, if customer deposits 10,000,000 yen.

2. "Enjoy Your Second Life Campaign"

From December 1 to December 30, customers who are 50 years old or older and who purchase a certain amount of financial products eligible for the campaign, such as investment trusts and foreign currency deposits, will be granted shopping vouchers (the first 1,000 eligible customers who conducted transactions at branches) or a cash back service (the first 500 eligible customers who conducted transactions via the Internet). (Please see Attachment.)

3. "'Powered Teiki Plus' Present Campaign"

From November 21 to December 30, customers who purchase Powered Teiki Plus will subsequently receive 1 month worth of 6.0% p.a. bonus interest. (Please see Attachment.)

Under the brand concept "Color your life," Shinsei Bank endeavors to offer services and products which meet the various needs of our customers.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the

banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

(Attachment)

Shinsei Bank "Winter Bonus Campaign"

1. "Powered One Plus" offer extended and interest rate increased

Period: From November 25 to December 30, 2005

Contents: Effective November 25, 2005, the applicable interest rate will be increased, and offering of "Powered One Plus" will be extended from November 30 to December 30. The current offering of bonus interest (1 month worth of 1.5% p.a. bonus interest) applicable to deposits exceeding a threshold principal amount will also be extended to December 30.

		Initial deposit 5 years	(If Shinsei Bank decides to extend the term to ten years) Effective the 6th year
Applicable interest rate	Before change	1.1% p.a. (0.88% p.a. after tax)	1.25% p.a. (1.0% p.a. after tax)
	After change	**1.25% p.a.** **(1.0% p.a. after tax)**	**1.30% p.a.** **(1.04% p.a. after tax)**
Minimum Deposit		Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of November 25, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop handling this product, even during the campaign.
* 1 month worth of 1.5% p.a. bonus interest (1-month calculation period, 1-year interest divided by 12) will be paid after about a month for purchases worth 3,000,000 yen or more online or via the Call Center, or purchases worth 5,000,000 yen or more at the Branches.
  For example, bonus interest of 10,000 yen (after tax) will be paid, if customer deposits 10,000,000 yen.

2. "Enjoy Your Second Life Campaign"

Period: From December 1 to December 30, 2005

(Even during this period, the campaign terminates when the number of eligible customers reaches the predetermined ceiling.)

Conditions: Customers 50 years old or older as of the application date

(Only one opportunity for each customer.)

(1) Branch

Eligible products: Investment trusts (except "Daido MMF"), "*PowerChance*," "*PowerLink* 225," "Dual Currency Time Deposit - 3-year or 5-year Yen Deposit (Corresponding to US Dollar)"

Contents:

Aggregate eligible product purchase amount	"JTB NICE SHOP" vouchers present
5 million yen or more but not exceeding 10 million yen	vouchers worth 5,000 yen
10 million yen or more	vouchers worth 10,000 yen

* Limited to the first 1,000 eligible customers.

(2) Internet Banking (Shinsei *PowerDirect*)

Eligible products: Foreign currency time deposits, investment trusts (except "Daido MMF")

Contents:

Aggregate eligible product purchase amount	Cash back service
5 million yen or more but not exceeding 10 million yen	5,000 yen
10 million yen or more	10,000 yen

* Limited to the first 500 eligible customers.

3. "'Powered Teiki Plus' Present Campaign"

Period: From November 21 to December 30, 2005

Contents: During the campaign period, purchase "Powered Teiki Plus" - high interest, special long-term time deposit based on initial yen investment - and bonus interest* will be subsequently granted. For example, if you deposit 10,000,000 yen, you will receive 40,000 yen (after tax).

* Bonus interest

Bonus interest, in addition to the ordinarily applicable interest rate, 6.0% p.a. (4.8% p.a. after tax) will be applied for 1 month until 1 day prior to the corresponding day 1 month after the deposit date. This bonus interest, being one-twelfth of the one-year interest, will be paid on a prescribed date occurring around 1 month later.

EXHIBIT B-5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Conclusion of a Letter of Understanding Regarding the Assignment of Shinsei Sales Finance Stocks

Tokyo (Tuesday, November 29, 2005)--- Shinsei Bank, Limited ("Shinsei Bank") has determined at its Management Committee Meeting today to sign a letter of understanding with APLUS Co., Ltd. ("APLUS", a subsidiary of Shinsei Bank) with respect to assignment of the entire shares of Shinsei Sales Finance Co., Ltd. ("Shinsei Sales Finance", wholly owned subsidiary of Shinsei Bank). Based on the agreement set forth in the letter, Shinsei Bank shall determine detailed conditions with APLUS, and plans to complete the assignment in March 2006. This assignment will be conditional on authorization of Shinsei Bank's Board of Directors meeting.

1. Reason for the conclusion of the letter
   APLUS actively conducts business development focusing on shopping credit business as Shinsei Bank's core consumer and commercial finance group company, and leads efforts in expanding the corporate value of Shinsei Bank Group.
   Shinsei Bank believes that it is appropriate to sign a letter of understanding and turn Shinsei Sales Finance into a whole subsidiary of Shinsei Bank by transferring the 100% shares currently held by Shinsei Bank in order to improve efficiency of this retail shopping credit business, which is one of the main consumer and commercial finance businesses of Shinsei Bank Group.

2. Overview of Shinsei Sales Finance
   Please refer to the attached table.

3. Shareholding status before and after the assignment
   (1) Number of shares held by Shinsei Bank before assignment: 60,200 shares
   (2) Number of shares to be transferred to APLUS: All shares (60,200 shares)
   (3) Number of shares held by Shinsei Bank after the assignment: 0 share

4. Future plans
   APLUS plans to improve the efficiency of the business through an assignment of business or of receivables after the assignment of shares.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Attachment

【Overview of Shinsei Sales Finance】

Company Name	Shinsei Sales Finance Co., Ltd.
Representative	President and Representative Director, Masahiro Hirai
Address	1-8, Uchisaiwaicho, 2-Chome, Chiyoda-ku, Tokyo 100-8501
Establishment	August 1986 (As Teijin Finance Limited)
Capitalization	350 million yen
Shareholder	Shinsei Bank, Limited (100%)
Operating Revenue	2,808 million yen (Fiscal year ended March 2005)
Operating Loss	1,172 million yen (Fiscal year ended March 2005)
Gross Assets	39,387 million yen (March 2005)
Main Business	Shopping credit

Exhibit B-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Expand ATM Network and Become the Largest in Tokyo Metro

Tokyo (Wednesday, November 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will install additional ATMs in Tokyo Metro stations over the period of December this year through March 2006. With the completion of the plan, Shinsei Bank will have a total of 55 machines at 30 stations, forming the largest ATM network for Tokyo Metro.

Shinsei Bank began to install its ATMs at the major stations of Tokyo Metro in March this year, and so far installed a total of 30 ATMs at 18 stations as of October under its "first stage" plan. The Bank will install another 25 ATMs at 12 stations under its "second stage" plan. On December 1, two ATMs will each be installed at the three stations, Nishi-shinjuku, Nakano-sakaue and Waseda and one ATM at Tameike-sanno.

ATMs of Tokyo Metro Stations will operate 365 days a year during station opening hours. Cards available for Shinsei ATMs include Shinsei *PowerFlex* cash card (free ATM services at all times), partner financial institutions' cash cards including major Japanese city banks and Japan Post (available only during alliance system operating hours), and selected credit cards (APLUS, JCB, VISA Japan, Credit Saison, among others).

Shinsei Bank has been installing additional ATMs, offering 24-hour free ATM service and other services for greater advantage of customers using its bank accounts. The Bank will continue to expand its ATM network at highly convenient locations including railway stations, commercial complexes and airports.

With the brand concept "Color your life," Shinsei Bank aims to see customers' life become richer and more colorful, by offering convenient and highly value-added products/services that are well suited to customers' needs.

Projected ATM installation

Second stage plan: December 2005 to March 2006 (a total of 25 ATMs are planned at 12 stations)

<u>Projected installation on December 1</u>

- Marunouchi Line: Nishi-shinjuku (2) and Nakano-sakaue (2) stations
- Tozai Line: Waseda station (2)
- Namboku Line: Tameike-sanno station (1)

First stage plan: March to October 2005 (30 ATMs installed at 18 stations)

- Ginza Line: Tameike-sanno station (1)
- Marunouchi Line: Akasaka-mitsuke (1), Shinjuku-sanchome(2), Ogikubo(2), Myogadani(2) stations
- Hibiya Line: Ningyocho station (2)
- Tozai Line: Minami-gyotoku (2), Urayasu (2), Kiba (2), Otemachi (1), Takadanobaba (2) stations
- Chiyoda Line: Nogizaka (2), Otemachi (1), Kokkai-gijidomae (1) stations
- Hanzomon Line: Aoyama-itchome (2), Otemachi (2) stations
- Namboku Line: Oji (2), Tameike-sanno (1) stations

* Numbers in brackets are ATM numbers. Number of stations is added if the Lines are different.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces First Half Fiscal Year 2005 Financial Results

Tokyo (Wednesday, November 30, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced its full financial results for the first half of fiscal year (FY) 2005 ended September 30, 2005 and dividend payments as approved by the Board of Directors today. (Shinsei reported an advance of these results on November 8, 2005).

First Half FY2005 Financial Highlights [1]

(all figures compared to first half of FY2004)

- Consolidated revenue grew 79.2% to 130.5 billion yen [1].
- Consolidated ordinary business profit increased 85.9% to 63.8 billion yen [1].
- Consolidated net income totaled 37.7 billion yen, 3.0 billion yen lower than the same period last year due to inclusion of 12.8 billion yen (net) of amortized acquired goodwill and intangible assets.
- Diluted net income per share was 18.71 yen.
- Consolidated cash basis net income increased 24.0% to 50.5 billion yen.
- Cash basis diluted net income per share was 25.08 yen, up 18.6% or 3.92 yen.
- Expense to revenue ratio improved to 51.1% from 52.8% [1] .
- Non-performing loans decreased 27.7 billion yen to 46.1 billion yen (non-consolidated) as of September 30, 2005 representing 1.16% of total claims outstanding.
- Interim dividend of 1.48 yen per common share.

Note : [1] Management Accounting basis

First Half FY2005 Business Highlights

- Shinsei Bank entered into a joint venture – Servicegesellschaft Kreditmanagement GmbH - with NORD/LB, WestLB AG and J.C.Flowers & Co.,LLC for the work-out of non-performing loans. This becomes the first public sector banking company in Germany to offer purchase, restructuring and liquidation of non-performing loans.
- Shinsei Bank, in an alliance with Rakuten Securities Inc., launched a new online securities brokerage agent service which allows Shinsei Bank's retail banking customers to buy and sell shares in a Rakuten Securities account through Shinsei *PowerDirect*.

- Shinsei Bank and Credit Suisse Life concluded an agency agreement to launch a new variable annuity product via the internet.
- Growing number of Shinsei Bank's ATMs now accept Cirrus, MasterCard, VISA and Maestro cards issued overseas. In addition to cards issued by PLUS, VISA International and VISA Electron, Shinsei Bank's ATMs are now able to accept about two-billion cards issued worldwide.
- In May 2005, THOMSON DealWatch awarded Shinsei Bank and Shinsei Securities the "Commercial Mortgage-backed Securities Deal of the Year" for 2004 for the securitization of non-recourse loan extended to Mizuho Bank, Ltd., Head Office and Otemachi Financial Center.
- Shinsei Bank was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the 2nd consecutive year.
- Fitch Ratings upgraded Shinsei Bank and Shinsei Trust to long-term BBB+ from BBB.
- Shinsei Bank became one of the component stocks of the "Nikkei 225" – Japan's most widely followed equity index.

1. Income Statement

Shinsei Bank reported consolidated revenue of 130.5 billion yen for the first half of fiscal 2005, an increase of 57.6 billion yen or 79.2% from the first half of fiscal 2004. Net yield on interest earning assets and fees and commissions grew in all key areas resulting in strong overall revenue growth.

Net revenue on interest earning assets, comprising net interest income, net margin on leases and installment receivables, increased by 37.2 billion yen to 63.7 billion yen for the first half of FY2005 as compared to the same period last year. Net yield on interest earning assets increased by 0.86% for the first half FY2005 to 1.95% from 1.09% during the same period in fiscal 2004. Total revenue from interest earning assets increased to 84.9 billion yen for the first half FY2005 from 42.6 billion a year ago. Higher yields on interest earning assets accounted for 65% of the increase in total revenue, with higher average balances accounting for the remainder. The increase in yields and average balances was primarily due to addition of APLUS and Showa Leasing to the consolidated totals and the inclusion of leases and installment receivables in interest earning assets. Interest expense for the first half of FY2005 increased by 5.0 billion yen to 21.2 billion yen. Higher interest bearing liability balances accounted for about 81% of the increase in interest expense while higher yields accounted for the remaining 19%. The increase in interest bearing liability balances primarily resulted from the inclusion of APLUS and Showa Leasing bank borrowings.

Non-interest income grew 42.9 billion yen to 90.4 billion yen. This significant rise is partly driven by fees on installment shopping credit, credit cards, guarantees and other financing from newly acquired APLUS customers, fees from institutional customers from non-recourse real estate

finance and securitizations and commissions on sales of asset management products to retail and high net worth customers.

General and administrative expenses increased by 28.1 billion yen to 66.6 billion yen in the first half of fiscal 2005 mainly due to the inclusion of APLUS and Showa Leasing. This expense increase was partly offset by continual expense rationalization across all businesses. During the first half, Shinsei Bank's expense to revenue ratio improved to 51.1% from 52.8% in the first half of FY2004.

Net credit costs for the first half were 14.5 billion yen, as compared to net credit recoveries of 10.6 billion yen for the same period a year ago. The net credit recoveries during the first half last year were primarily attributable to reduction in the historical default ratio due to improvement in overall asset quality. The net credit costs in the first half of this fiscal year mainly relate to net credit costs in APLUS and Showa leasing.

Consolidated net income for the period was 37.7 billion yen, as compared to 40.7 billion yen for the same period last year. The first half of this fiscal year included 12.8 billion yen of amortized acquired goodwill and intangible assets, net of tax benefit related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for the six months ended September 30, 2005 was 18.71 yen.

Shinsei Bank also reports cash basis net income on a voluntary basis in order to provide greater transparency and understanding of its underlying performance. Cash basis net income is calculated by excluding amortization of acquired goodwill and intangible assets, net of tax benefit, from net income under Japanese GAAP. For the first half of fiscal 2005, consolidated cash basis net income was 50.5 billion yen, an increase of 24.0% as compared to the same period last year. Cash basis diluted net income per share for the first half of fiscal 2005 was 25.08 yen, an increase of 3.92 yen or 18.6%, as compared to the same period last year.

On a non-consolidated basis, Shinsei Bank earned first half FY2005 net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) of 34.2 billion yen and non-consolidated net income after tax of 39.1 billion yen.

2. Business Line Results

Shinsei Bank continued to focus on its product offerings to its three business lines – Institutional Banking, Consumer and Commercial Finance and Retail Banking. All three businesses grew

revenue in the first half in line with Shinsei Bank's customer-focused, solution driven business model.

Institutional Banking

The Institutional Banking business is benefiting from carrying out its "solution banking" approach and bringing investment banking services and expertise to the target customer base quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise. The business generated revenue of 52.6 billion yen in the first half of this fiscal year – an increase of 3.0 billion yen or 6.2% from the same period the previous year. It delivered strong results in non-recourse real estate finance, securitizations and capital markets activities. The non-recourse real estate finance balance grew 14.4% to 851.8 billion yen in the first half of this fiscal year, with 80 new transactions concluded during the six-month period. The securitization business continues to perform well, closing 10 transactions during the first half with a total issuance amount of about 235.6 billion yen. The continual success of this business earned Shinsei Bank and Shinsei Securities in May 2005 the "Commercial Mortgage-backed Securities Deal of the Year" for 2004. In the first half, general and administrative expenses were 19.5 billion yen, marginally higher than the same period last year. This resulted in an expense to revenue ratio improvement from 38.4% in the first half FY2004 to 37.1% in the first half FY2005.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 transformed Consumer and Commercial Finance ("CCF") business into a core Shinsei Bank business that is now contributing significantly to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities and employing Shinsei Bank's expertise and know-how. In the first half of fiscal 2005, CCF business contributed revenue of 57.6 billion yen, or over 44% of total Shinsei Bank's revenue. Continual expense rationalization coupled with revenue growth improved the expense to revenue ratio to 51.8% in the first half of this fiscal year from 88.5% a year ago. The business generated ordinary business profit of 27.8 billion yen, an increase of 27.4 billion yen from the same period last year primarily due to the addition of newly acquired subsidiaries – APLUS and Showa Leasing.

Shinsei Bank has appointed several senior officers in the consumer and commercial finance business. Teruaki Yamamoto, a director of Shinsei Bank, was appointed as APLUS President in June 2005. Hitoshi Tsunemine of Shinsei Bank was appointed President of Shinki, a 39% owned

affiliate, in June 2005.

Retail Banking

The Retail Banking business continued to expand its range of innovative products and focus on empowering the customer. During the first half of this fiscal year, total revenue increased 1.3% to 21.5 billion yen from the same period last year. As compared to the same period a year ago, net interest income grew 1.2 billion yen or 17.8% to 8.4 billion yen reflecting robust growth in housing loans and deposits. Fees from asset management products increased 16.7% to 3.2 billion yen from the same period last year while option income from structured deposits declined marginally by 1.5 billion yen to 10.4 billion due to particularly favorable market conditions for these products a year ago. Retail Banking had total expenses of 17.5 billion yen, an increase of 1.5 billon yen, during the six months period. The expense increase relates to expansion of distribution channels and the growth of customer driven transactions. Ordinary business profit was 4.0 billion yen for the first half of fiscal 2005.

During the first half of fiscal 2005, following the successful launch of Shinsei Bank's "Color your life" campaign, Shinsei Bank added more than 247,000 new *PowerFlex* retail and high net worth customers, compared to about 194,000 over the same period last year. The retail business now has over 1.5 million retail accounts.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level expenses. The first half ordinary business loss of 1.0 billion yen is better by 0.8 billion yen as compared to the same period last year largely due to lower expenses.

3. Balance Sheet

Shinsei Bank's loan balance was 3,828.0 billion yen at the end of September 2005, 397.6 billion yen or 11.6% higher than the March 2005 level. In the first half, strong loan growth was achieved in several key areas such as corporate loans, retail housing loans, non-recourse real estate finance and lending to CCF customers. Corporate loans increased 6.8% or 167.4 billion yen to over 2.6 trillion yen and loans to retail customers, including lending to high net worth individuals, grew 36.4% or 112.2 billion yen to 420.3 billion yen. Lending to CCF customers increased 42.3 billion yen to 315.0 billion yen in the six-month period ended September 30, 2005.

Debentures and corporate bond balances, as a component of the banks funding, continue to decrease in line with the strategy to emphasize funding through retail deposits. As of September 30, 2005, total debentures and corporate bonds stood at 1,263.7 billion yen, a decline of 67.2 billion yen during the six-month period. Total deposits increased 14.8% to 3,964.3 billion yen mainly due to an increase in retail deposits. The retail deposits balance, including high net worth customers, grew over 23% in the first half and has now reached over 2.8 trillion yen. As a result, retail funding now represents close to 64% of total customer funding, an increase from 60% as of March 2005.

4. Non-performing Loans (non-consolidated)

Shinsei Bank made further progress in bringing down its non-performing loan balances. As of September 30, 2005, total non-performing loans were at 46.0 billion yen – a decline of 27.6 billion yen or 37.5% as compared to the same period a year ago and a reduction of 5.7 billion yen from March 31, 2005. Non-performing loans currently represent 1.16% of total claims outstanding.

5. Reserve for Credit Losses (non-consolidated)

The total reserve for credit losses was 114.5 billion yen as of the end of September 2005, a decline of 9.9 billion yen from the end of March 2005.

6. Dividends

As approved by the Board of Directors on November 30, 2005, Shinsei Bank will pay an interim dividend to common shareholders of 1.48 yen per share, as compared to 1.29 yen per share a year ago.

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

	for the first half ended				(reference) *for the fiscal year ended*
	Sep. 2005 (1H-FY2005)	Sep. 2004 (1H-FY2004)	Change		March 2005 (FY2004)
	a	b	a-b	%	
Net interest income	**40.1**	25.3	14.7	58.1%	66.8
Fees and commissions	**23.5**	9.3	14.2	152.7%	44.8
Net trading income	**12.7**	15.3	(2.6)	(17.0)%	23.9
Other business income	**54.1**	22.7	31.4	138.3%	45.2
Non-interest income	**90.4**	47.4	42.9	73.9%	111.1
Total revenue [2]	**130.5**	72.8	57.6	79.2%	178.0
General and administrative expenses [2]	**66.6**	38.5	28.1	73.2%	96.0
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	**63.8**	34.3	29.4	85.9%	81.9
Net credit recoveries (costs)	**(14.5)**	10.6	(25.0)	n.m. [5]	0.9
Amortization of acquired goodwill and intangible assets	**(14.6)**	0.0	(14.6)	n.m.	(8.8)
Taxes and others	**3.1**	(4.2)	7.3	n.m.	(6.6)
Net income	**37.7**	40.7	(3.0)	(7.6)%	67.4
Cash basis net income [3]	**50.5**	40.7 [4]	9.7	24.0%	74.7

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.
(4) Assuming cash basis net income is equal to net income (Japanese GAAP basis) for the first half ended September 2004.
(5) n.m. is not meaningful.

Selected Balance Sheet Data

(billions of yen)

	as of the end of		Change	
	Sep. 2005	Mar. 2005		
	a	b	a-b	%
Securities	**1,678.2**	1,478.2	200.0	13.5%
Loans and bills discounted	**3,828.0**	3,430.4	397.6	11.6%
Lease and installment receivables [6]	**769.1**	735.8	33.3	4.5%
Intangible assets [7]	**72.6**	77.2	(4.6)	(6.0)%
Consolidation goodwill, net	**229.6**	244.0	(14.4)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total assets	**9,142.7**	8,576.3	566.4	6.6%
Deposits (including NCDs)	**3,964.3**	3,452.8	511.5	14.8%
Debentures and corporate bonds	**1,263.7**	1,330.9	(67.2)	(5.1)%
Borrowed money	**1,166.9**	1,160.2	6.7	0.6%
Acceptances and guarantees	**1,002.4**	1,058.1	(55.7)	(5.3)%
Total liabilities	**8,261.6**	7,735.7	525.9	6.8%
Minority interests in subusidiaries	**60.4**	53.8	6.6	12.1%
Total shareholders' equity	**820.6**	786.6	34.0	4.3%

(6) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(7) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

Capital Adequacy Ratio

(billions of yen)

	as of the end of		Change	
	Sep. 2005	Mar. 2005		
	a	b	a-b	%
Capital adequacy ratio	**12.16%**	11.78%	0.38%	3.2%
Tier I ratio	**7.47%**	7.00%	0.47%	6.7%
Tier I capital	**517.6**	463.0	54.6	11.8%
Tier II capital	**353.0**	338.6	14.4	4.3%
Risk assets	**6,920.7**	6,610.9	309.8	4.7%

References

	as of the end of	
	Sep. 2005	Mar. 2005
Exchange rate (¥/$)	**113.21**	107.39
Nikkei average	**13,574.30**	11,668.95

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated) [1]

(billions of yen (except percentages))

	for the first half ended						(Reference) for the fiscal year ended		
	Sep. 2005 (1H-FY2005)			Sep. 2004 (1H-FY2004)			Mar. 2005 (FY2004)		
For the first half fiscal year ended September 30	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	3,576.5	50.8	2.83	2,967.9	29.6	1.99	3,099.9	77.3	2.50
Lease and installment receivables [2]	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Securities	1,698.5	8.3	0.98	1,310.8	7.0	1.08	1,509.4	15.8	1.05
Other earning assets	470.4	2.1	0.90	547.0	4.8	1.76	553.4	8.1	1.48
Total interest-earning assets [2]	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	3,548.5	8.0	0.45	2,910.1	7.2	0.50	3,096.2	13.6	0.44
Debentures	1,198.9	2.6	0.44	1,325.2	3.2	0.48	1,311.4	6.1	0.47
Subordinated debt	251.6	3.0	2.41	219.3	3.6	3.35	210.5	6.9	3.32
Borrowed money and corporate bonds	967.3	6.5	1.36	141.2	1.5	2.15	338.0	6.6	1.96
Other interest-bearing liabilities	225.8	0.8	0.79	343.1	0.4	0.28	259.7	1.0	0.40
Total interest-bearing liabilities	6,192.4	21.2	0.68	4,939.2	16.1	0.65	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	(469.0)	-	-	(828.9)	-	-	(659.2)	-	-
Shareholders' equity	803.6	-	-	746.8	-	-	758.3	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	6,527.0	-	-	4,857.1	-	-	5,315.0	-	-
Net interest margin [2]	-	-	1.91	-	-	1.10	-	-	1.44
Impact of non interest-bearing sources	-	-	0.04	-	-	(0.01)	-	-	0.01
Net yield on interest-earning assets [2]	-	63.7	1.95	-	26.4	1.09	-	77.2	1.45

Note:
Reclass from total revenue on earning assets to net interest income.

Total revenue on earning assets	6,527.0	84.9	2.60	4,857.1	42.6	1.75	5,315.0	111.7	2.10
Less: Lease and installment receivables	781.4	23.6	6.04	31.3	1.1	7.03	152.2	10.3	6.78
Total interest income	5,745.5	61.3	2.13	4,825.8	41.5	1.72	5,162.8	101.3	1.96
Total interest expense	-	21.2	-	-	16.1	-	-	34.4	-
Net interest income	-	40.1	-	-	25.3	-	-	66.8	-

(1) Certain prior period numbers have been reclasified to conform to current period presentation.

(2) Includes lease and installment receivables assets and related yields.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen (except percentages))

	for the first half ended						(Reference) for the fiscal year ended		
	Sep. 2005 (1H-FY2005)			Sep. 2004 (1H-FY2004)			Mar. 2005 (FY2004)		
For the first half fiscal year ended September 30	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	72.3	1.0	2.92	146.7	1.6	2.22	134.7	2.7	2.06
Call loans	44.9	0.0	0.03	141.4	0.0	0.01	134.1	0.0	0.01
Receivables under resale agreements	-	-	-	0.9	0.0	0.00	1.7	0.0	0.00
Collateral related to securities borrowing transactions	6.4	0.0	0.49	49.2	0.0	0.01	49.5	0.0	0.01
Securities	1,977.4	11.8	1.19	1,314.8	6.8	1.03	1,526.0	15.5	1.01
Loans and bills discounted	3,483.9	28.8	1.65	3,070.2	28.7	1.86	3,186.9	58.5	1.83
Other interest-earning assets	82.6	0.3	0.93	95.7	0.2	0.51	93.9	0.6	0.66
Interest rate and fund swaps	-	0.5	-	-	2.5	-	-	4.2	-
Total interest-earning assets	5,667.7	42.7	1.50	4,819.1	40.0	1.65	5,127.0	81.8	1.59
Interest-bearning liabilities:									
Deposits	3,421.1	8.0	0.47	2,604.9	7.2	0.55	2,828.8	13.5	0.47
Negotiable certificates of deposit	199.6	0.0	0.02	412.9	0.0	0.03	410.1	0.1	0.03
Debentures	1,206.3	2.6	0.43	1,332.3	3.2	0.48	1,319.2	6.2	0.47
Call money	139.1	0.0	0.07	102.9	0.3	0.58	117.8	0.6	0.53
Payable under repurchase agreements	1.2	0.0	0.00	227.1	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	6.6	0.0	0.20	12.0	0.0	0.04	13.2	0.0	0.03
Borrowed money	324.4	3.5	2.20	338.2	4.6	2.76	326.6	8.2	2.53
Corporate bonds	50.0	0.1	0.42	-	-	-	0.9	0.0	0.39
Other interest-bearing liabilities	1.7	0.7	88.25	0.2	0.1	109.81	0.2	0.3	106.10
Interest rate and fund swaps	-	-	-	-	-	-	-	-	-
Total interest-bearing liabilities	5,350.2	15.2	0.56	5,030.9	15.6	0.62	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	5,667.7	27.4	0.96	4,819.1	24.3	1.00	5,127.0	52.6	1.02

Per share data

	for the first half ended		(reference) for the fiscal year ended
(yen)	**Sep. 2005 (1H-FY2005)**	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Common shareholder's equity	**354.68**	312.76	329.65
Fully diluted shareholders' equity	**404.66**	381.95	390.06
Basic net income	**26.33**	28.60	46.78
Diluted net income	**18.71**	21.16	34.98

Cash basis per share data

	for the first half ended		(reference) for the fiscal year ended
(yen)	**Sep. 2005 (1H-FY2005)**	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Basic net income	**35.79**	28.60	52.15
Diluted net income	**25.08**	21.16	38.76

Performance Ratios

	for the first half ended		(reference) for the fiscal year ended
(%)	**Sep. 2005 (1H-FY2005)**	Sep. 2004 (1H-FY2004)	March 2005 FY2004
Return on assets	**0.8%** (2)	1.3% (2)	0.9%
Return on equity (fully diluted)	**9.4%** (2)	10.9% (2)	8.9%
Cash basis return on assets	**1.2%** (2)	1.3% (2)	1.0%
Cash basis return on equity (fully diluted)	**12.5%** (2)	10.9% (2)	9.8%
Expense to revenue (overhead) ratio (1)	**51.1%**	52.8%	54.0%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures

For the first half FY2005 ended September 30, 2005	(billions of yen, except per share data and percentages)
Amortization of acquired goodwill and intangible assets (3)	
Amortization of intangible assets	**4.5**
Associated deferred tax liability	**(1.8)**
Amortization of acquired goodwill	**10.1**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Reconciliation of net income to cash basis net income	
Net income	**37.7**
Total amortization of acquired goodwill and intangible assets, net of tax benefit	**12.8**
Cash basis net income	**50.5**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**26.33**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**9.46**
Cash basis basic net income per share	**35.79**
Reconciliation of diluted net income per share to cash basis diluted net income per share	
Diluted net income per share	**18.71**
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**6.37**
Cash basis diluted net income per share	**25.08**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**0.3** (2)
Cash basis return on assets	**1.2** (2)
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.4** (2)
Effect of amortization of acquired goodwill and intangible assets, net of tax benefit	**3.2** (2)
Cash basis return on equity (fully diluted)	**12.5** (2)

(2) Annualized basis

(3) Acquired goodwill and intangible assets are referred to as consolidation goodwill and other intangibles in our financial statements.

Business Line Ordinary Business Profit[1][2]

(billions of yen)

For the first half Fiscal Year 2005 ended September 30, 2005

	Institutional Banking	Consumer and Commercial Finance (※)	Retail Banking	ALM/ Corporate/ Other[3]	Total
Total revenue	52.6	57.6	21.5	(1.3)	130.5
General and administrative expenses	19.5	29.8	17.5	(0.2)	66.6
Ordinary business profit (loss)	33.1	27.8	4.0	(1.0)	63.8

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other[4]	Consumer and Commercial Finance
Total revenue	40.4	12.1	5.0	57.6
General and administrative expenses	21.1	5.3	3.3	29.8
Ordinary business profit	19.2	6.7	1.7	27.8

For the first half Fiscal Year 2004 ended September 30, 2004

	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other	Total
Total revenue	49.5	3.3	21.2	(1.3)	72.8
General and administrative expenses	19.0	2.9	15.9	0.5	38.5
Ordinary business profit (loss)	30.5	0.3	5.3	(1.8)	34.3

(1) Certain prior period amounts have been reclasified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.
(4) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2005 Results (as announced previously)

(Consolidated) *(billions of yen)*

	for the fiscal year ended	
	March 2006 (FY2005) Forecast	March 2005 (FY2004) Actual
Ordinary business profit (*jisshitsu gyomu jun-eki*)	**120.0**	81.9
Net operating income	**62.0**	54.4
Net income	**63.0**	67.4
Cash basis net income[5]	**93.0**	74.7

(5) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated)[6] *(billions of yen (other than dividends))*

	for the fiscal year ended	
	March 2006 (FY2005) Forecast	March 2005 (FY2004) Actual
Net business profit	**62.0**	54.9
Net operating income	**62.0**	46.6
Net income	**68.0**	68.0
Dividends (in yen)		
Common stock	**2.96**	2.58
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

(6) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Interim Statements of Income

(millions of yen)

	1H-FY2005	1H-FY2004	Change	
	a	b	a-b	%
Interest on loans and bills	**50,809**	29,630	21,179	71.5%
Interest and dividends on securities	**8,370**	7,092	1,278	18.0%
Other interest income	**2,129**	4,813	(2,684)	(55.8)%
Interest income	**61,309**	41,536	19,773	47.6%
Fees and commissions income	**34,239**	13,935	20,304	145.7%
Trading profits	**12,791**	15,325	(2,534)	(16.5)%
Other business income	**132,693**	19,855	112,838	568.3%
Other operating income	**12,571**	13,069	(498)	(3.8)%
Operating income	**253,606**	**103,722**	**149,884**	**144.5%**
Interest on deposits,including negotiable certificates of deposit	**8,074**	7,283	791	10.9%
Interest and discounts on debentures	**2,621**	3,203	(582)	(18.2)%
Interest on other borrowings	**8,431**	4,870	3,561	73.1%
Other interest expenses	**2,074**	807	1,267	157.0%
Interest expenses	**21,201**	16,165	5,036	31.2%
Fees and commissions expenses	**10,740**	4,510	6,230	138.1%
Trading losses	**47**	—	47	n.m.
Other business expenses	**90,177**	6,963	83,214	1195.1%
General and administrative expenses	**67,003**	39,241	27,762	70.7%
Amortization of consolidation goodwill	**10,113**	—	10,113	100.0%
Amortization of identified intangible assets	**4,575**	—	4,575	100.0%
Losses on write-off of loans	**10,511**	972	9,539	981.4%
All other	**5,538**	7,296	(1,758)	(24.1)%
Other operating expenses	**30,739**	8,269	22,470	271.7%
Operating expenses	**219,911**	**75,150**	**144,761**	**192.6%**
Net operating income	**33,695**	**28,572**	**5,123**	**17.9%**
Extraordinary gains	**2,713**	12,903	(10,190)	(79.0)%
Extraordinary losses	**596**	543	53	9.8%
Income before income taxes and minority interests	**35,812**	40,932	(5,120)	(12.5)%
Income tax (current)	**1,733**	630	1,103	175.1%
Income tax (deferred)	**(4,885)**	(539)	(4,346)	806.3%
Minority interests in net income of subsidiaries	**1,258**	52	1,206	2319.2%
Net income	**37,706**	**40,789**	**(3,083)**	**(7.6)%**

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) (1)	**63.8**	**34.3**	**29.5**	**86.0%**
US$ / yen	**@113.21**	@111.03		

(1) Management accounting basis

n.m.: not meaningful

Consolidated Interim Balance Sheets

-- Assets

(millions of yen)

	Sep. 30, 2005	Mar. 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**352,584**	277,593	74,991	27.0%
Call loans	**117,000**	70,000	47,000	67.1%
Collateral related to securities borrowing transactions	**5,232**	3,744	1,488	39.7%
Other monetary claims purchased	**244,387**	320,379	(75,992)	(23.7)%
Trading assets	**119,876**	168,501	(48,625)	(28.9)%
Monetary assets held in trust	**393,694**	372,224	21,470	5.8%
Securities	**1,678,291**	1,478,219	200,072	13.5%
Loans and bills discounted	**3,828,070**	3,430,421	397,649	11.6%
Foreign exchanges	**12,881**	8,550	4,331	50.7%
Other assets	**868,421**	850,440	17,981	2.1%
Premises and equipment	**419,404**	418,938	466	0.1%
Deferred discounts on and issuance expenses for debentures	**206**	284	(78)	(27.5)%
Deferred tax assets	**26,639**	24,623	2,016	8.2%
Consolidation goodwill, net	**229,614**	244,042	(14,428)	(5.9)%
Customers' liabilities for acceptances and guarantees	**1,002,462**	1,058,161	(55,699)	(5.3)%
Reserve for credit losses	**(155,980)**	(149,799)	(6,181)	4.1%
Total assets	**9,142,786**	8,576,328	566,458	6.6%
yen / US$	@113.21	@107.39		

Consolidated Interim Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	Sep. 30, 2005	Mar. 31, 2005	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**3,964,390**	3,452,813	511,577	14.8%
Debentures	**1,181,728**	1,242,632	(60,904)	(4.9)%
Call money	**170,664**	204,295	(33,631)	(16.5)%
Collateral related to securities lending transactions	**5,672**	-	5,672	n.m.
Commercial paper	**77,800**	13,300	64,500	485.0%
Trading liabilities	**80,083**	69,101	10,982	15.9%
Borrowed money	**1,166,966**	1,160,265	6,701	0.6%
Foreign exchanges	**170**	20	150	750.0%
Corporate bonds	**82,016**	88,344	(6,328)	(7.2)%
Other liabilities	**501,842**	412,763	89,079	21.6%
Accrued employees bonuses	**7,026**	10,276	(3,250)	(31.6)%
Reserve for retirement benefits	**3,237**	3,376	(139)	(4.1)%
Reserve for loss on disposition of premises and equipment	**153**	153	-	-
Reserve under special law	**2**	2	-	-
Deferred tax liabilities	**17,419**	20,262	(2,843)	(14.0)%
Acceptances and guarantees	**1,002,462**	1,058,161	(55,699)	(5.3)%
Total liabilities	**8,261,635**	7,735,769	525,866	6.8%
Minority interests in subsidiaries	**60,487**	53,891	6,596	12.2%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Retained earnings	**345,056**	311,039	34,017	10.9%
Net unrealized gains on securities available-for-sale, net of taxes	**2,794**	3,043	(249)	(8.2)%
Foreign currency transaction adjustments	**2,968**	2,738	230	8.4%
Treasury stock, at cost	**(11)**	(9)	(2)	22.2%
Total shareholders' equity	**820,663**	786,667	33,996	4.3%
Total liabilities, minority interest in subsidiaries and shareholders' equity	**9,142,786**	8,576,328	566,458	6.6%
US$ / yen	**@113.21**	@107.39		

n.m.: not meaningful

Consolidated Interim Statements of Capital Surplus and Retained Earnings

(millions of yen)

	IH/FY'05	IH/FY'04	Change		FY'04
	a	b	a-b	%	c
[Capital surplus]					
Balance at beginning of period/year	18,558	18,558	–	–	18,558
Balance at end of period/year	18,558	18,558	–	–	18,558
[Retained earnings]					
Balance at beginning of period/year	311,039	250,737	60,302	24.0%	250,737
Increase	37,706	40,789	(3,083)	(7.6)%	67,435
Net income	37,706	40,789	(3,083)	(7.6)%	67,435
Decrease	3,689	3,444	245	7.1%	7,133
Dividends paid	3,688	3,444	244	7.1%	7,133
Bonuses to directors of consolidated subsidiaries	0	–	0	100.0%	–
Balance at end of period/year	345,056	288,082	56,974	19.8%	311,039

Note: The table represents a translation of the original consolidated interim statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated interim financial statements.

n.m.: not meaningful

Consolidated Interim Statements of Cash Flows

(millions of yen)

	Sep. 30,2005	Sep. 30,2004	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	35,812	40,932	(5,120)
Depreciation (other than leased assets)	2,045	1,724	321
Depreciation of leased assets	68,684	-	68,684
Amortization of consolidation goodwill	10,113	(24)	10,137
Amortization of identified intangible assets	4,575	-	4,575
Equity in gains of affiliates	(2,056)	(141)	(1,915)
Net change in reserve for credit losses	6,177	(20,322)	26,499
Net change in reserve for bonuses payable	(3,249)	(4,159)	910
Net change in reserve for retirement benefits	(139)	959	(1,098)
Net change in reserve for loss on disposition of premises and equipment	-	153	(153)
Net change in provision of reserve for loss on sale of bonds	-	(389)	389
Interest income	(61,309)	(41,536)	(19,773)
Interest expenses	21,201	16,165	5,036
Gain on securities sold	(34)	(7,039)	7,005
Gain on monetary assets held in trust	(3,563)	(1,312)	(2,251)
Net exchange gain	(53)	(7,297)	7,244
Net loss on sale of premises and equipment	63	308	(245)
Net loss on sale of leased assets	5,493	-	5,493
Net change in trading assets	48,625	169,918	(121,293)
Net change in trading liabilities	10,981	126,791	(115,810)
Net change in loans and bills discounted	(396,993)	(149,834)	(247,159)
Net change in deposits	564,891	429,074	135,817
Net change in negotiable certificates of deposit	(53,315)	5,267	(58,582)
Net change in debentures	(60,903)	(26,406)	(34,497)
Net change in borrowed money (other than subordinated debt)	(3,299)	(9,538)	6,239
Net change in corporate bonds (other than subordinated bonds)	(4,333)	-	(4,333)
Net change in deposits (non-interest-bearing depsits)	29,438	(24,522)	53,960
Net change in call loans	(47,000)	(50,866)	3,866
Net change in other monetary claims purchased	78,007	14,484	63,523
Net change in collateral related to securities borrowing transactions	(1,488)	(128,212)	126,724
Net change in payables under repurchase agreements	-	(400,639)	400,639
Net change in call money	(33,631)	60,837	(94,468)
Net change in commercial paper	64,500	38,864	25,636
Net change in collateral related to securities lending transactions	5,672	(29,275)	34,947
Net change in foreign exchange assets	(4,331)	(2,870)	(1,461)
Net change in foreign exchange liabilities	149	7	142
Net change in net trust account	6,532	36,690	(30,158)
Interest received	67,968	50,085	17,883
Interest paid	(19,903)	(15,218)	(4,685)
Net change in trading securities	(27,790)	18,320	(46,110)
Net change in monetary assets held in trust	(4,975)	(122,718)	117,743
Net change in leased assets	(68,499)	-	(68,499)
Others, net	(12,912)	18,370	(31,282)
Subtotal	221,150	(13,368)	234,518
Income taxes paid	(1,822)	(737)	(1,085)
Net cash provided by operating activities	219,327	(14,106)	233,433
II. Cash flows from investing activities:			
Purchase of securities	(1,866,752)	(1,751,751)	(115,001)
Proceeds from sale of securities	361,094	290,474	70,620
Proceeds from maturity of securities	1,392,514	1,510,667	(118,153)
Investment in monetary assets held in trust	(20,793)	(6,791)	(14,002)
Proceeds from disposition of monetary assets held in trust	7,861	8,089	(228)
Purchase of premises and equipment (other than leased assets)	(2,797)	(4,102)	1,305
Proceeds from sale of premises and equipment (other than leased assets)	954	26	928
Proceeds from sales of subsidiaries	-	10,020	(10,020)
Proceeds from sale of subsidiary's stocks	9,116	-	9,116
Others, net	-	244	(244)
Net cash used in investing activities	(118,800)	56,877	(175,677)
III. Cash flows from financing activities:			
Repayment of subordinated debt	10,000	-	10,000
Payment for redemption of subordinated bonds	(3,000)	(1,570)	(1,430)
Dividends Paid	(3,688)	(3,444)	(244)
Purchase of treasury stock	(2)	(1)	(1)
Net cash provided by financing activities	3,309	(5,015)	8,324
IV. Foreign currency translation adjustments	3	16	(13)
V. Net change in cash and cash equivalents	103,839	37,771	66,068
VI. Cash and cash equivalents at beginning of period	162,226	157,178	5,048
VII. Cash and cash equivalents at end of period	266,065	194,950	71,115

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	for the first half ended		for the fiscal year ended	for the fiscal year ended
	Sep. 30, 2005 (1H-FY2005)	Sep. 30, 2004 (1H-FY2004)	Mar. 31, 2005 (FY2004) (Reference)	March 31, 2006 (FY2005) (Projection)
Gross business profit *(gyomu sorieki)* (1)	**70.4**	64.8	123.8	-
Net interest income	**28.7**	25.5	54.8	-
Net fees and comissions	**17.6**	19.6	41.0	-
Net trading income	**10.0**	14.4	22.1	-
Net other business income	**13.9**	5.1	5.7	-
General & administrative expenses	**36.1**	35.5	68.8	-
Net business profit *(jisshitsu gyomu jun-eki)* (1)	**34.2**	29.2	54.9	62.0
Net operating income *(keijou rieki)*	**32.8**	24.6	46.6	62.0
Net income	**39.1**	37.2	68.0	68.0

Net credit recoveries	**(2.3)**	(10.3)	(16.3)
Reversal of reserve for credit losses	**(2.8)**	(11.5)	(17.8)

(1) Includes income from monetary assets held in trust of 12.1 billion yen for the six months period ended September 30, 2005, 15.5 billion yen for the six months ended September 30, 2004 and 29.3 billion yen for the fiscal year ended March 31, 2005.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of Sep. 30, 2005 a	As of Mar. 31, 2005 b	Change a-b	As of Sep. 30, 2004 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**2.4**	3.1	(0.8)	10.0	(7.6)
Doubtful claims	**28.3**	42.1	(13.9)	57.0	(28.8)
Substandard claims	**15.4**	6.5	8.9	6.7	8.7
Total non-performing loans (A)	**46.1**	51.8	(5.7)	73.7	(27.7)
Total claims (B)	**3,967.0**	3,621.1	345.9	3,672.3	294.7
% of total claims outstanding (A) / (B)	**1.16**	1.43	(0.27)%	2.01	(0.85)%
(ref.) At or below "need caution" level	**190.1**	123.7	66.4	167.4	22.7

(millions of yen, %)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		Change from Mar. 31, 2005	Change from Sep. 30, 2004		
Claims against bankrupt and quasi-bankrupt obligors	**2,396**	(751)	(7,598)	3,147	9,994
Doubtful claims	**28,255**	(13,878)	(28,790)	42,133	57,045
Substandard claims	**15,403**	8,914	8,733	6,489	6,670
Total non-performing loans (A)	**46,055**	(5,715)	(27,656)	51,770	73,711
Loan loss reserves (B)	**114,598**	(9,901)	(44,054)	124,499	158,652
Reserve ratio (B/A *100)	**248.8**	8.3	33.6	240.5	215.2
(ref.) Amount of partial write-off	**6,797**			5,965	9,399

3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

	Amount of claims			Amount of coverage	Coverage ratio
		Reserve for loan losses	Collateral and guarantees		
Claims against bankrupt and quasi-bankrupt obligors	**2,396**	-	2,396	2,396	100.0
Doubtful claims	**28,255**	21,500	4,046	25,547	90.4
Substandard claims	**15,403**	5,511	5,822	11,334	73.6
Total	**46,055**	27,012	12,266	39,278	85.3

4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Loans to bankrupt obligors	**3,348**	726	(4,458)	2,622	7,806
Non-accrual delinquent loans	**48,209**	28	(13,117)	48,181	61,326
Loans past due for 3 months or more	**2,530**	(3,069)	(2,365)	5,599	4,895
Restructured loans	**36,068**	12,454	13,156	23,614	22,912
Total risk monitored loans	**90,157**	10,139	(6,784)	80,018	96,941
Loans and bills discounted	**3,828,070**	397,649	753,426	3,430,421	3,074,644

(% to total loans)

Loans to bankrupt obligors	**0.1%**	0.0%	(0.2)%	0.1%	0.3%
Non-accrual delinquent loans	**1.3%**	(0.1)%	(0.7)%	1.4%	2.0%
Loans past due for 3 months or more	**0.1%**	(0.1)%	(0.1)%	0.2%	0.2%
Restructured loans	**0.9%**	0.2%	0.2%	0.7%	0.7%
Total risk monitored loans	**2.4%**	0.1%	(0.8)%	2.3%	3.2%

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Loans to bankrupt obligors	**1,572**	(758)	(5,674)	2,330	7,246
Non-accrual delinquent loans	**27,548**	(13,705)	(30,249)	41,253	57,797
Loans past due for 3 months or more	**105**	(3,065)	(3,166)	3,170	3,271
Restructured loans	**15,298**	11,979	11,899	3,319	3,399
Total risk monitored loans	**44,524**	(5,549)	(27,191)	50,073	71,715
Loans and bills discounted	**3,788,017**	344,296	415,498	3,443,721	3,372,519

(% to total loans)

Loans to bankrupt obligors	**0.0%**	(0.1)%	(0.2)%	0.1%	0.2%
Non-accrual delinquent loans	**0.7%**	(0.5)%	(1.0)%	1.2%	1.7%
Loans past due for 3 months or more	**0.0%**	(0.1)%	(0.1)%	0.1%	0.1%
Restructured loans	**0.4%**	0.3%	0.3%	0.1%	0.1%
Total risk monitored loans	**1.2%**	(0.3)%	(0.9)%	1.5%	2.1%

5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Reserve for credit losses	155,979	6,180	(1,618)	149,799	157,597
General	76,074	10,664	26,004	65,410	50,070
Specific	79,889	(4,494)	(27,627)	84,383	107,516
Restructuring countries	16	11	6	5	10

(Non-Consolidated) *(millions of yen)*

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Reserve for credit losses	114,598	(9,901)	(44,054)	124,499	158,652
General	59,351	3,188	7,560	56,163	51,791
Specific	55,231	(13,099)	(51,619)	68,330	106,850
Restructuring countries	16	11	6	5	10

6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		Change from Mar. 31, 2005	Change from Sep. 30, 2004		
% on risk monitored loans	173.0%	(14.2)%	10.4%	187.2%	162.6%

(Non-Consolidated)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		Change from Mar. 31, 2005	Change from Sep. 30, 2004		
% on risk monitored loans	257.4%	8.8%	36.2%	248.6%	221.2%

7. Unrealized Gains on Available-for Sale Securities

(Consolidated)

As of September 30, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	**4,278**	**4,502**	**223**
Bonds	**(2,538)**	**118**	**2,656**
Other	**3,399**	**4,143**	**743**
Total	**5,139**	**8,763**	**3,623**

As of March 31, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	1,784	1,788	3
Bonds	791	1,031	240
Other	2,682	3,494	812
Total	5,257	6,314	1,056

(Non-consolidated)

As of September 30, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	**1,035**	**1,052**	**16**
Bonds	**(2,578)**	**76**	**2,654**
Other	**3,385**	**4,119**	**734**
Total	**1,843**	**5,248**	**3,404**

As of March 31, 2005

(millions of yen)

	Unrealized gains		
		Gains	Losses
Equities	1,208	1,208	-
Bonds	740	981	240
Other	2,657	3,470	812
Total	4,607	5,660	1,053

8. Balance of Housing Loans (Non-Consolidated)

(millions of yen)

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Balance of housing loans	385,972	96,710	140,886	289,262	245,086

9. Balance of Deposits (Non-Consolidated)

(millions of yen)

	Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2004
Balance of deposits (including NCDs)	**4,046,936**	518,057	808,707	3,528,879	3,238,229
Balance of deposits from individuals	**2,813,945**	536,200	841,380	2,277,745	1,972,565

10. Subsidiaries and Affiliates

	Sep. 30, 2005	Sep. 30, 2004
Consolidated subsidiaries	**77**	66
Affiliates accounted for using the equity method	**8**	5

11. Expense for Retirement Benefit (Consolidated)

(millions of yen)

	Sep. 30, 2005
Expense for retirement benefit	**2,385**

12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

	As of September 30, 2005			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	22.7	64.1	50.0	136.8
Receive floating and pay fixed	0.5	1.0	86.3	87.9
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	23.2	65.7	136.3	225.3
Currency swap				
Total notional principal amount	137.3	22.4	-	159.7

(Non-Consolidated) *(billions of yen)*

	As of September 30, 2005			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	12.4	64.1	50.0	126.5
Receive floating and pay fixed	0.5	1.0	86.3	87.9
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	12.9	65.7	136.3	215.0
Currency swap				
Total notional principal amount	137.3	22.4	-	159.7

13. Problem Claims

A. Losses on Disposals

(Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2005	**27.6**	**(13.0)**	**-**	**14.5**
FY2004	(2.7)	1.7	-	(0.9)
1H-FY2004	(10.4)	(0.1)	-	(10.6)

(Non-Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
1H-FY2005	**3.1**	**(5.5)**	**-**	**(2.3)**
FY2004	(5.2)	(11.0)	-	(16.3)
1H-FY2004	(9.6)	(0.6)	-	(10.3)

B. Outstanding of Non-Performing Loans

(billions of yen)

	Self assesment				
	Bankruptcy and virtually bankrupt obligors (a)	Possibly bankrupt obligors (b)	Below possibly bankrupt obligors (a)+(b)	Need caution obligors	Total (a)+(b)+(c)
Sep. 30, 2005	**2.3**	**28.2**	**30.6**	**159.4**	**190.1**
Mar. 31, 2005	3.1	42.1	45.2	78.4	123.7
Sep. 30, 2004	9.9	57.0	67.0	100.4	167.4

	Claims under the Financial Revitalization Law	
	Substandard claims (d)	Total (a)+(b)+(d)
Sep. 30, 2005	**15.4**	**46.1**
Mar. 31, 2005	6.5	51.8
Sep. 30, 2004	6.7	73.7

C. Final Disposal of Claims and New Claims

Balance of Claims

(billions of yen)

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from March 31, 2005 to September 30, 2005	**0.2**	**6.1**	**6.4**
Off balanced from March 31, 2005 to September 30, 2005	**(2.8)**	**(18.1)**	**(21.0)**
Increase (decrease) from March 31, 2005 to September 30, 2005	**(0.7)**	**(13.8)**	**(14.6)**
Sep. 30, 2005	**2.4**	**28.3**	**30.7**
Mar. 31, 2005	3.1	42.1	45.3
Sep. 30, 2004	10.0	57.0	67.0

Note:
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2004 includes 8.5 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization	
				Total (D)	Sale to RCC
1H-FY2005	**-**	**(0.9)**	**-**	**-**	**-**
FY2004	(4.8)	0.0	(0.7)	(22.0)	-
1H-FY2004	-	-	-	(13.2)	-

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
1H-FY2005	**(0.8)**	**(19.2)**	**(8.8)**	**(10.4)**	**(21.0)**
FY2004	(2.7)	(13.0)	(11.6)	(1.4)	(43.6)
1H-FY2004	(0.1)	(5.2)	(3.5)	(1.6)	(18.5)

E. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	-	-	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	-	-	

F. Reserve Ratio by Obligor

	As of Sep. 30, 2005	As of March 31, 2005	As of Sep. 30, 2004
(i) Legally or virtually bankrupt obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly bankrupt obligors (out of unsecured portion of claims)	88.55%	92.98%	97.04%
(iii) Substandard obligors (out of unsecured portion of claims)	61.67%	83.92%	93.04%
(iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims)	47.69%	30.29%	27.17%
(out of total claims)	9.19%	11.37%	10.93%
(v) Normal obligors (out of total claims)	0.43%	0.73%	0.78%

G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

14. Dividends to Original Capital Available for Public Funds

(billions of yen)

Bank Name	Shinsei Bank	
Unappropreated retained eanings on Sep. 30, 2005	341.7	(except for retained earnings)
Net unrealized gain on securities available-for-sale, net of taxes on Sep. 30, 2005	4.1	
Dividends necessary in full year for preferred shares injected by public funds	3.8	

Non-Consolidated Interim Statements of Income

(millions of yen)

	(1H-FY2005) a	(1H-FY2004) b	Change a-b	%
Interest on loans and bills	**28,830**	28,766	64	0.2%
Interest and dividends on securities	**11,823**	6,832	4,991	73.1%
Other interest income	**2,051**	4,450	(2,399)	(53.9)%
Interest income	**42,705**	40,049	2,656	6.6%
Fees and commissions income	**10,308**	8,731	1,577	18.1%
Trading profits	**10,252**	14,555	(4,303)	(29.6)%
Other business income	**16,351**	7,745	8,606	111.1%
Other operating income	**15,441**	19,825	(4,384)	(22.1)%
Operating income	**95,058**	90,907	4,151	4.6%
Interest on deposits,including negotiable certificates of deposit	**8,102**	7,304	798	10.9%
Interest and discounts on debentures	**2,626**	3,214	(588)	(18.3)%
Interest on other borrowings	**3,637**	4,992	(1,355)	(27.1)%
Other interest expenses	**867**	171	696	407.0%
Interest expenses	**15,234**	15,682	(448)	(2.9)%
Fees and commissions expenses	**4,766**	4,661	105	2.3%
Trading losses	**170**	71	99	139.4%
Other business expenses	**2,408**	2,564	(156)	(6.1)%
General and administrative expenses	**36,491**	36,325	166	0.5%
Other operating expenses	**3,093**	6,980	(3,887)	(55.7)%
Operating expenses	**62,165**	66,286	(4,121)	(6.2)%
Net operating income	**32,892**	24,621	8,271	33.6%
Extraordinary gains	**3,075**	11,587	(8,512)	(73.5)%
Extraordinary losses	**33**	520	(487)	(93.7)%
Income before income taxes	**35,934**	35,688	246	0.7%
Income tax (current)	**(2,908)**	(993)	(1,915)	192.8%
Income tax (deferred)	**(310)**	(614)	304	(49.5)%
Net income	**39,153**	37,296	1,857	5.0%
Unappropriated retained earnings brought forward	**302,595**	243,351	59,244	24.3%
Unappropriated retained earnings	**341,749**	280,647	61,102	21.8%
yen / US$	**@113.21**	@111.03		

Non-Consolidated Interim Balance Sheets -- Assets

(millions of yen)

	Sep. 30, 2005	March 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**206,602**	162,208	44,394	27.4%
Call loans	**117,000**	70,000	47,000	67.1%
Collateral related to securities borrowing transactions	**5,232**	3,744	1,488	39.7%
Other monetary claims purchased	**40,365**	108,410	(68,045)	(62.8)%
Trading assets	**111,506**	166,817	(55,311)	(33.2)%
Monetary assets held in trust	**440,625**	415,395	25,230	6.1%
Securities	**2,016,488**	1,820,753	195,735	10.8%
Loans and bills discounted	**3,788,017**	3,443,721	344,296	10.0%
Foreign exchanges	**12,881**	8,550	4,331	50.7%
Other assets	**215,141**	220,972	(5,831)	(2.6)%
Premises and equipment	**27,204**	26,499	705	2.7%
Deferred discounts on and issuance expenses for debentures	**206**	285	(79)	(27.7)%
Deferred tax assets	**24,979**	23,543	1,436	6.1%
Customers' liabilities for acceptances and guarantees	**51,456**	49,896	1,560	3.1%
Reserve for credit losses	**(114,598)**	(124,499)	9,901	(8.0)%
Total assets	**6,943,109**	6,396,302	546,807	8.5%
yen / US$	**@113.21**	@107.39		

Non-Consolidated Interim Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	Sep. 30, 2005	March 31, 2005	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,046,936**	3,528,879	518,057	14.7%
Debentures	**1,185,538**	1,246,862	(61,324)	(4.9)%
Call money	**170,664**	204,295	(33,631)	(16.5)%
Collateral related to securities lending transactions	**5,672**	–	5,672	n.m.
Trading liabilities	**68,963**	64,296	4,667	7.3%
Borrowed money	**339,962**	325,394	14,568	4.5%
Foreign exchanges	**447**	289	158	54.7%
Corporate bonds	**50,000**	50,000	–	–
Other liabilities	**194,904**	128,663	66,241	51.5%
Accrued employees bonuses	**4,830**	7,616	(2,786)	(36.6)%
Reserve for retirement benefits	**811**	1,010	(199)	(19.7)%
Reserve for loss on disposition of premises and equipment	**153**	153	–	–
Acceptances and guarantees	**51,456**	49,896	1,560	3.1%
Total liabilities	**6,120,341**	5,607,357	512,984	9.1%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Additional paid-in capital	**18,558**	18,558	–	–
Retained earnings	**348,736**	313,272	35,464	11.3%
Legal reserve	**6,987**	6,249	738	11.8%
Unappropriated retained earnings	**341,749**	307,022	34,727	11.3%
Net income	**39,153**	68,097	(28,944)	(42.5)%
Net unrealized gain on securities available-for-sale, net of taxes	**4,181**	5,822	(1,641)	(28.2)%
Treasury stock, at cost	**(5)**	(4)	(1)	25.0%
Total shareholders' equity	**822,768**	788,945	33,823	4.3%
Total liabilities and shareholders' equity	**6,943,109**	6,396,302	546,807	8.5%
yen / US$	@113.21	@107.39		

Exhibit P-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Wednesday, November 30, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective November 30, 2005.

	New Position	Former Position
Takashi Tsuchiya	Statutory Executive Officer, GM of Strategic Business Unit I, and Head of Corporate Banking Business Sub-Group (Special Assignment)	Statutory Executive Officer, GM of Strategic Business Unit I

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Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Starts Offering "JPM BRICS5 Fund," the First Fund to Invest in Five Emerging Countries; BRICs and South Africa

Tokyo (Thursday, December 8, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective December 12, 2005, it would start offering an investment trust called "JPM BRICS5 Fund (BRICS FIVE)" to be launched by J.P. Morgan Fleming Asset Management (Japan) Limited through its 33 branches throughout Japan (Shinsei Financial Centers and selected Shinsei *BankSpots*), internet banking service (Shinsei *PowerDirect*) and the call center (Shinsei *PowerCall*). The initial offering period is from December 12 to December 27. The investment period starts on December 28 and the fund will continue to be offered thereafter.

"JPM BRICS5 Fund" not only invests in the BRICs countries (**B**razil, **R**ussia, **I**ndia and **C**hina), but also South Africa. South Africa has the largest economy in Africa and abundant natural resources, including precious metals. This is the first investment trust offered in Japan to invest almost equally in these five emerging countries and it will provide active investors greater opportunities for growth.

Under the brand concept "Color your life", Shinsei will provide products and services that will enrich and add color to the customer's individual life.

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Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 30 Shinsei Financial Centers throughout Japan (non-consolidated, as of September 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

"JPM BRICS5 Fund" Product Outline

Asset Management Company: J.P. Morgan Fleming Asset Management (Japan) Limited

Product type	Open-end equity investment trust, global equity type (ordinary), automatic reinvestment available
Fund name	JPM BRICS5 Fund ("BRICS FIVE")
Trust period	Indefinite
Mother fund's investment policy	The fund aims for growth in trust assets through investments in equities mainly in Brazil, Russia, India, China and South Africa. Investments will be made through depositary receipts as well as direct investments. (Mother fund will invest in equities which are deemed by the asset management company to be "actual BRICS equities" (not only shares listed on the stock exchanges, etc. in BRICS but also those listed in countries other than BRICS but whose sales or earnings are mostly derived from BRICS). "BRICS" stands for Brazil, Russia, India, China and South Africa, the targeted investment countries.)
Mother fund's asset allocation	100% in equities, as a general rule. * In the event of a sudden change in economic situation or investment environment, etc., share of equities in the entire portfolio may be temporarily decreased to increase cash portfolio.
Exchange rate hedging	None, in principle. (However, in the event of a sudden change in economic situation or investment environment, etc., exchange rate hedging may be arranged if it is judged necessary by the asset management company.)
Mother fund's investment manager	JPMorgan Asset Management (UK) Limited
Fund's benchmark	None
Accounts settlement date	Accounts settlement will be made once a year (January 20, in principle. However, the first accounts settlement date will be January 22, 2007. When the accounts settlement date falls on a holiday, it will be changed to the immediately succeeding business day).
Trust fee	1.995% (1.9% before tax) on the total net assets
Amount to be retained in trust when cashed in	0.5% on the net asset value
Initial offering period	From December 12, 2005 to December 27, 2005
Fund inception date	December 28, 2005
Subsequent offering period	Effective December 28, 2005
Shinsei Bank's sales channels	Branches (Shinsei Financial Centers, and selected Shinsei BankSpots) Telephone banking (Shinsei PowerCall) Internet banking (Shinsei PowerDirect)
Shinsei Bank application unit	At least 10,000 yen and in units of one yen
Sales fee payable to Shinsei Bank	3.15% (3.0% before tax)

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

24-Hour Banking Services throughout the Year-End and New Year Holidays

~ Shinsei Bank ATMs, Internet Banking, Call Center ~

Tokyo (Tuesday, December 20, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM, internet banking and call center services during the year-end and New Year holidays will be available 24-hour-a-day as usual for Shinsei's *PowerFlex* account holders.

To meet customers' needs for doing transactions at any time they want, Shinsei Bank has been providing 24-hour-a-day 365-day-a-year ATM, internet banking and call center services since the launch of Shinsei's *PowerFlex* account in June 2001. As usual, these services will be available during the year-end and New Year holidays.

ATM services will be available for Shinsei's *PowerFlex* account holders at Shinsei ATMs installed at branches throughout Japan, Tokyo Metro stations and Keikyu Station Banks. ATM services include deposits, withdrawals and balance inquiries and are all provided free of charge. Furthermore, the same free-of-charge services are available at about 10,000 Seven Bank ATMs installed at Seven-Eleven outlets operating 24 hours throughout the year.

Shinsei Bank's services during the year-end and New Year holidays (Dec. 31 - Jan. 3)

	Available services	Operating hours
Shinsei Bank ATMs	Withdrawals, deposits, balance inquiries <free of charge>	**24 hours**
Internet banking (Shinsei *PowerDirect*)	Accepting applications (Yen and foreign currency deposits, investment trusts, stocks) Account information, remittances, accepting remittance applications(*), etc.	**24 hours**
Call Center Telephone banking (Shinsei *PowerCall*)	Accepting applications (Yen and foreign currency deposits, investment trusts, debentures) Account information, remittances, accepting remittance applications(*), request for materials, various changes to accountholder's information, inquiries, etc.	**24 hours**

(*) Remittance applications which are accepted from 14:30 on December 30, 2005 to 24:00 January 3, 2006 will be processed on January 4, 2006 (the first business day of the new year).

Year-End and New Year ATM Operating Hours and Fees for *PowerFlex* Cash Cardholders

	Operating hours	Fees
・Shinsei ATMs installed at branches ・Other Shinsei Bank ATMs ・Seven Bank ATMs installed at Seven-Eleven convenience stores	**24 hours** (*)	Free
・Shinsei ATMs installed at Tokyo Metro Stations	**From the first train to the last train**	Free
・Keikyu Station Bank ATMs installed at Keihin Kyuko train stations	**6:00～24:00**	Free

(*) Please note that ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.

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[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Status Exchange Report dated November 18, 2004
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of Towa Meccs Corporation through APLUS Co., Ltd.

Status Exchange Report dated November 25, 2004
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of SHINKI Co., Ltd.

Status Exchange Report dated November 29, 2004
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of APLUS Co., Ltd through YMS6.

Status Exchange Report dated November 30, 2004
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of Towa Meccs Corporation through APLUS Co., Ltd.

Report on Purchase of Common Shares dated December 1, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in November 2005.

Semi-annual Securities Report for the interim period from April 1, 2004 to September 30, 2005
A semi-annual securities report for the interim period from April 1, 2005 to September 30, 2005 is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The semi-annual securities report thereto was filed in connection with Shinsei's financial results for the six-month period ended September 30, 2005.